COMMUNITY FIRST
BANCORPORATION

ANNUAL REPORT
2005

COMMUNITY FIRST BANCORPORATION
OCONEE COUNTY, SOUTH CAROLINA
ANDERSON COUNTY, SOUTH CAROLINA

COMMUNITY FIRST BANCORPORATION

2005 ANNUAL REPORT

Contents

About the Company

Community First Bancorporation (the "Company"), headquartered in Walhalla, South Carolina, is a bank holding company organized as a South Carolina corporation with one wholly-owned commercial banking subsidiary. Through its subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and telebanking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders.

Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Westminster Office
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

Total Assets (In Millions)



$350
$300
$250
$200
$150
$100
$50
$0
2001 2002 2003 2004 2005

Net Income (In Thousands)



$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2001 2002 2003 2004 2005

Financial Highlights

(Dollars in thousands, except per share)

	2005	2004	Percent Change
Balance Sheet			
Total assets	**$ 320,712**	$ 305,348	5.0%
Loans	**169,318**	157,775	7.3
Securities	**109,821**	101,452	8.2
Deposits	**279,993**	268,148	4.4
Shareholders' equity	**28,854**	25,936	11.3
For the Year			
Net interest income	**$ 9,302**	$ 8,871	4.9%
Provision for loan losses	**250**	380	(34.2)
Noninterest income	**2,139**	2,054	4.1
Noninterest expenses	**5,420**	5,151	5.2
Income tax expense	**2,041**	1,957	4.3
Net income	**3,730**	3,437	8.5
Per Share*			
Net income	**$ 1.34**	$ 1.24	8.1%
Net income, assuming dilution	**1.27**	1.18	7.6
Book value at year end	**10.31**	9.32	10.6
Financial Performance Ratios			
Return on average assets	**1.21%**	1.17%	
Return on average equity	**13.65%**	14.20%	
Asset Quality Ratios			
Nonperforming loans to total loans	**.53%**	.93%	
Allowance for loan losses times nonperforming loans	**2.50x**	1.52x	
Net charge-offs to average total loans	**.14%**	.22%	

*Per share amounts have been retroactively adjusted to reflect a 5% stock dividend effective November 30, 2005, a 10% stock dividend effective November 30, 2004 and 5% stock dividends effective November 28, 2003, November 28, 2002, and December 21, 2001.

Net Income per Share, Basic*



$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2001 2002 2003 2004 2005

Return on Average Assets



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
2001 2002 2003 2004 2005

Return on Average Equity



16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2001 2002 2003 2004 2005

President's Report to the Shareholders of Community First Bancorporation

Community First Bancorporation and its subsidiary, Community First Bank enjoyed an excellent year in 2005. We achieved our sixth consecutive year of record earnings. We also made significant progress toward achieving our most important objectives in earnings performance and growth, enhancing shareholder value, and building lasting relationships with customers through our community banking approach.

Earnings Performance and Growth

The Company's net income grew to a record $3,730,000 for 2005, an increase of 8.5%. Return on average total assets increased to 1.21% for 2005 from 1.17% for 2004, and the 2005 return on average shareholders' equity was 13.65% compared with 14.20% for 2004. New historical financial growth milestones were also attained in 2005. Year end 2005 total assets grew 5.0% last year to over $320,000,000, total deposits grew $11,845,000, or 4.4% to $279,993,000, and total loans grew $11,543,000, or 7.3% to $169,318,000.

Enhancing Shareholder Value

Effective November 30, 2005, the Company issued a 5% stock dividend to shareholders. This was the twelfth consecutive year of issuing a stock dividend.

2005 was the first full year for trading of the Company's common stock on the OTC Bulletin Board under the ticker symbol "CFOK". Morgan Keegan & Company, Inc., continues as the primary market maker for the Company's common stock and Transfer Online, Inc., the Company's stock transfer agent, provides online stock transfer services. Adjusted for stock dividends, Company shares have traded in the fourth quarter of 2005 at prices ranging between $18.33 to $19.05, compared with $14.07 to $14.71 during the first quarter of 2004 when the listing began.

Management believes that solid financial performance and continued growth in our markets have been the principal underlying factors in enhancing shareholder value. The compound rate of growth in net income for the five year period ending December 31, 2005 was 17.3%, and the compound growth rates for that period of total assets and total deposits were 12.1% and 11.2%, respectively.

Building Customer Relationships

While enhancing shareholder value is our ultimate objective, this cannot be accomplished without first delivering excellent service to our customers, the source of all of the Company's revenues. Our customer service principle is to continue to provide a level of service that is superior to that of our competitors. We work to attract, retain and reward outstanding employees who will listen to and understand customers and provide friendly, responsive, convenient and reliable service.

Early in April 2006, we will be occupying our new office building in Seneca, South Carolina. This new office is needed to meet the increasing customer demand for services. The first floor of the building will house our second banking office in Seneca. The second and third floors will house the Company's credit operation, human resources, finance, executive and other administrative services. We also plan to further invest in our commitment to the Anderson County market by beginning construction of a new banking office on Highway 81 in the third quarter of 2006.

As a part of our customer service commitment, the Company invests in current technology so that products and services remain highly competitive. Our new internet banking product will be offered to customers early in the second quarter of 2006 and the mobile banking service will be expanded to commercial customers throughout Oconee County.

Continuing Commitment to Our Principles

While pleased with the Company's achievements in 2005, I am most energized by the opportunities and challenges that lie ahead. We will continue to be guided by the same principles that have brought us past successes. The continued support of all of our shareholders, customers and employees is sincerely appreciated.

Respectfully,

Frederick D. Shepherd, Jr.
President and Chief Executive Officer

Financial Summary

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)				
Financial Condition					
Securities	$ 109,821	$ 101,452	$ 86,023	$ 62,968	$ 71,339
Allowance for loan losses	2,266	2,240	2,197	1,950	1,200
Net loans (1)	167,052	155,535	145,453	135,409	118,544
Premises and equipment - net	6,805	4,413	4,454	4,148	3,232
Total assets	320,712	305,348	280,526	232,855	211,898
Noninterest bearing deposits	38,061	34,903	32,273	24,416	25,449
Interest bearing deposits	241,932	233,245	224,278	187,223	168,070
Total deposits	279,993	268,148	256,551	211,639	193,519
Total liabilities	291,858	279,412	257,989	212,770	194,881
Total shareholders' equity	28,854	25,936	22,537	20,085	17,017
Results of Operations					
Interest income	$ 15,923	$ 13,948	$ 12,664	$ 12,580	$ 13,969
Interest expense	6,621	5,077	5,089	4,716	8,212
Net interest income	9,302	8,871	7,575	7,864	5,757
Provision for loan losses	250	380	522	1,291	567
Net interest income after provision	9,052	8,491	7,053	6,573	5,190
Other income	2,139	2,054	2,033	1,413	1,021
Other expenses	5,420	5,151	4,414	3,697	3,239
Income before income taxes	5,771	5,394	4,672	4,289	2,972
Income tax expense	2,041	1,957	1,667	1,527	1,067
Net income	$ 3,730	$ 3,437	$ 3,005	$ 2,762	$ 1,905
Per Share Data (2)					
Net income	$ 1.34	$ 1.24	$ 1.10	$ 1.02	$ 0.70
Net income, assuming dilution	1.27	1.18	1.05	0.97	0.67
Period end book value	10.31	9.32	8.26	7.38	6.31

(1) Excludes loans held for sale.
(2) Per share amounts have been retroactively adjusted to reflect a 5% stock dividend effective November 30, 2005, a 10% stock dividend effective November 30, 2004 and 5% stock dividends effective November 28, 2003, November 28, 2002, and December 21, 2001.

Quarterly Financial Information (Unaudited)

	2005 Fourth Quarter	2005 Third Quarter	2005 Second Quarter	2005 First Quarter	2004 Fourth Quarter	2004 Third Quarter	2004 Second Quarter	2004 First Quarter
	Years Ended December 31, (Dollars in thousands, except per share)							
Interest and dividend income	$ 4,154	$ 4,011	$ 3,907	$ 3,851	$ 3,600	$ 3,620	$ 3,412	$ 3,316
Interest expense	1,898	1,752	1,512	1,459	1,350	1,248	1,230	1,249
Net interest income	2,256	2,259	2,395	2,392	2,250	2,372	2,182	2,067
Provision for loan losses	35	-	75	140	65	180	55	80
Net interest income after provision	2,221	2,259	2,320	2,252	2,185	2,192	2,127	1,987
Noninterest income	558	543	551	487	515	538	543	467
Gains (losses) on sales of securities	-	-	-	-	-	(14)	-	5
Noninterest expense	1,362	1,383	1,352	1,323	1,312	1,303	1,359	1,177
Income before income taxes	1,417	1,419	1,519	1,416	1,388	1,413	1,311	1,282
Provision for income taxes	503	489	542	507	517	509	481	450
Net income	$ 914	$ 930	$ 977	$ 909	$ 871	$ 904	$ 830	$ 832
Earnings per share *								
Basic	$ 0.34	$ 0.33	$ 0.35	$ 0.32	$ 0.32	$ 0.32	$ 0.30	$ 0.30
Diluted	0.35	0.30	0.32	0.30	0.31	0.30	0.28	0.29

* Per share amounts have been retroactively adjusted to reflect a 5% stock dividend effective November 30, 2005 and a 10% stock dividend effective November 30, 2004.

Forward-Looking Statements

Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's beliefs, expectations or projections will result or be achieved or accomplished. The Company cautions readers that forward-looking statements, including without limitation, those relating to the Company's recent and continuing expansion, its future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, and adequacy of the allowance for loan losses, are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

Market for Common Stock and Dividends

During the first quarter of 2004, trading in the Company's common stock began being reported on the OTC Bulletin Board under the ticker symbol CFOK. The following table summarizes the range of high and low prices for the Company's common stock as reported on the OTC Bulletin Board for each quarterly period of 2004 and 2005. Prices shown represent interdealer prices without retail markup, markdown or commissions, and may not represent actual transactions. Furthermore, trading in the Company's stock is very limited. Per share prices in the table have been adjusted to reflect a 5% stock dividend effective November 30, 2005 and a 10% stock dividend effective November 30, 2004.

	2005		2004	
Quarter Ended	High	Low	High	Low
March 31	$ 19.05	$ 17.14	$ 14.71	$ 14.07
June 30	$ 18.57	$ 17.14	$ 16.45	$ 14.07
September 30	$ 19.05	$ 17.68	$ 19.30	$ 15.58
December 31	$ 19.05	$ 18.33	$ 18.23	$ 15.82

As of February 28, 2006, there were approximately 802 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has not declared or paid any cash dividends since the Company's inception. In order to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay cash dividends in 2006.

The Board of Directors declared a 5% stock dividend effective November 30, 2005, a 10% stock dividend effective November 30, 2004 and a 5% stock dividend effective November 28, 2003.

The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the banking subsidiary to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiary, Community First Bank (the "Bank"), which are collectively referred to as the "Company". This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Per share net income and net income, assuming dilution, have been adjusted to reflect a 5% stock dividend effective November 30, 2005, a 10% stock dividend effective November 30, 2004 and a 5% stock dividend effective November 28, 2003.

Earnings Performance

2005 Compared with 2004

For the year ended December 31, 2005, the Company recorded net income of $3,730,000, an increase of $293,000, or 8.5%, over net income of $3,437,000 for 2004. Net income per share for 2005 was $1.34 compared with $1.24 for 2004. Per share net income, assuming dilution from outstanding stock options, was $1.27 for 2005 and $1.18 for 2004. Return on average assets was 1.21% for 2005 compared with 1.17% for 2004. Return on average shareholders' equity was 13.65% for 2005 compared with 14.20% for 2004.

Net income for 2005 increased primarily due to an increase in net interest income. Rising interest rates throughout 2005, coupled with increasing volumes of interest-earning assets and interest-bearing liabilities, resulted in increased interest earnings and interest expenses across all major categories. Interest income on loans increased $1,233,000. Approximately two-thirds of this increase was attributable to increased amounts of loans outstanding and one-third was related to increases in the associated yields earned. The Company also continued to experience a high level of activity in its investment securities portfolio as issuers continued to redeem securities outstanding in 2005. The Company increased the yield on securities by 19 basis points for 2005 by purchasing securities throughout the year to replace those redeemed. Yields on federal funds sold also increased in 2005.

More than 80% of the increase in interest expense was the result of higher rates paid primarily to retain interest-bearing funds on deposit. Total deposits grew $11,845,000 during 2005 with approximately one-fourth of that growth accounted for in non-interest bearing demand deposits. In 2005, average interest-bearing deposits were $4,333,000 more than in 2004 and average non-interest bearing demand deposits were $3,240,000 more than in 2004.

The provision for loans losses for 2005 was $250,000, a decrease of $130,000 or 34.2% from the amount provided in 2004. For 2005, net loan charge-offs decreased by $113,000. Year end 2005 nonperforming loans (nonaccrual loans and accruing loans 90 days or more past due) decreased $569,000 from the amount at the end of 2004. Potential problem loans increased $745,000 by the end of 2005 compared with the end of 2004, but 83.7% of the 2005 year end potential problem loans were secured by real estate mortgages compared with 53.5% at the end of 2004.

Other income and other expenses each continued to grow in 2005. Growth in other income was attributable primarily to continued increases in service charges on deposit accounts resulting from the Company's continuing efforts to identify and charge appropriately for services it performs for its customers. Other expense increased primarily due to normal salary increases granted to employees and increased expenses of operating the banking subsidiary's office network and its data processing operation.

2004 Compared with 2003

For the year ended December 31, 2004, the Company recorded net income of $3,437,000, an increase of $432,000, or 14.4%, above net income of $3,005,000 for 2003. Net income per share for 2004 was $1.24 compared with $1.10 for 2003. Per share net income, assuming dilution for unexercised stock options was $1.18 for 2004 and $1.05 for 2003. Return on average assets was 1.17% for 2004 compared with 1.12% for 2003. Return on average shareholders' equity was 14.20% for 2004 and 14.03% for 2003.

Net income for 2004 increased primarily due to an increase of $1,062,000 in interest income earned on investment securities and a decrease of $142,000 in the provision for loan losses. The Company also was able in 2004 to slightly decrease interest expenses associated with deposits and other funding sources.

Late in the second quarter of 2004, the Company borrowed $10,000,000 from the Federal Home Loan Bank of Atlanta and invested the majority of the proceeds in mortgage-backed securities classified by management as held-to-maturity which had a year-end carrying value of $9,369,000. Securities available-for-sale as of December 31, 2004 totaled approximately $6,060,000 more than at the prior year-end.

On average, investment securities were $30,283,000 more in 2004 than in 2003 and loans increased by $10,224,000. Growth in these categories resulted primarily from decreasing the Company's average investment in federal funds sold by $14,339,000 and increasing average deposits and other external funding sources by $23,115,000.

Other expenses for 2004 were approximately $737,000 more than in 2003, primarily as a result of increases in personnel costs, depreciation, data processing expenses and costs associated with foreclosed properties held or disposed of in 2004. Expenses of operating the banking subsidiary's network of offices continued to increase in 2004 due partially to the operation of the Bank's newest office in Westminster for a full year compared with approximately eight months in 2003.

Comprehensive Income

Comprehensive income for 2005, 2004 and 2003 was $2,832,000, $3,137,000, and $2,427,000, respectively. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Other elements of comprehensive income for the Company are correlated directly to the effects that changing market rates of interest have on the fair values of the Company's holdings of available-for-sale securities. The resulting changes in unrealized holding gains and losses on such securities are reported as a separate component of shareholders' equity. Those changes in fair value, net of income tax effects, combined with net income, comprise comprehensive income.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities.

2005 Compared with 2004

Net interest income was $9,302,000, $8,871,000, and $7,575,000 for 2005, 2004 and 2003, respectively. Interest income for 2005 was $15,923,000, an increase of $1,975,000, or 14.2%, over 2004. Interest expense for 2005 was $6,621,000, an increase of $1,544,000, or 30.4%, over 2004. The Company experienced higher average volumes of interest-earning assets and interest-bearing liabilities in 2005 as well as higher average yields and rates on those instruments.

As expected, managing net interest margin effectively in the rising rate environment that prevailed throughout the year was a challenge during 2005. Although the average interest rate spread (average yield on interest earning assets less the average rate paid on interest bearing liabilities) declined by 14 basis points in 2005 compared with 2004, the net yield on average earning assets (net interest income divided by average interest earning assets) declined by just one basis point. This result was achieved by increasing average non-interest bearing funding sources through growth in demand deposits and retention of earnings.

During 2005, the Federal Reserve Bank's Open Market Committee continued its policy of measured interest rate increases affecting primarily the federal funds rate and loans made by Federal Reserve Banks to their member banks. As a result, interest rates on a broad array of generally short-term financial instruments, including the prime rate, a key determinant of rates charged to the Bank's most credit-worthy customers and a factor considered in all loan-pricing decisions, also rose. As also experienced in the latter half of 2004 when the current policy was first implemented, longer term rates (generally rates for instruments with original maturities of more than five years) remained mostly stable during 2005. As a result of these factors, the yield curve changed from steep to almost flat during 2005.

Another factor affecting the Company's yields on loans, especially new loans originated in 2005, were attractive interest rates offered by the financing subsidiaries of automobile manufacturers. The Company's outstanding loans to individuals to purchase automobiles were virtually unchanged at the end of 2005 from the amounts of such loans at the end of 2004. Furthermore, the average yield on such loans was lower at the end of 2005 than at the end of 2004. Other manufacturers of consumer and household goods increasingly offer incentive-rate financing of their products through related companies in an effort to increase their sales. These companies represent a relatively new and growing source of competition to banks and other financial institutions.

As of December 31, 2005 and 2004, approximately $47,000,000 and $48,000,000, respectively, or 27.8% and 30.4%, respectively of the Company's loan portfolio was composed of variable rate loans directly indexed to movements in the prime rate. The average yield earned on loans in 2005 was 7.00%, compared with 6.73% during 2004.

Competition for interest-bearing deposits was strong in 2005, and the Company responded by increasing the rates paid for those funds. As a result, the average rate paid for average interest bearing deposits increased by 57 basis points for 2005 when compared with 2004, and interest expense for those funds in 2005 was $1,429,000, or 29.2%, more than in 2004. Year-over-year deposit growth was noted in noninterest bearing demand accounts and time deposits. The Company believes that reductions in interest bearing transaction accounts and savings accounts were experienced as depositors attempted to maximize the returns on their funds by shifting to longer-term instruments, such as certificates of deposit, that offered higher rates. Additionally, widely-disseminated reports that the current Federal Reserve policy to increase interest rates might be coming to an end may have influenced some depositors to invest their funds on a longer-term basis before rates began to decline once again.

Average interest earning assets during 2005 were $297,850,000, an increase of $14,234,000 or 5.0% over 2004. Average investment securities for 2005 totaled $110,556,000, an increase of $4,507,000 or 4.2% over the 2004 average amount. Average loans for the 2005 twelve-month period totaled $164,243,000, an increase of $11,697,000 or 7.7% over 2004. Average loans were 55.1% and 53.8% of average interest earning assets for 2005 and 2004, respectively. Average federal funds sold for 2005 were $21,884,000, a decrease of $2,242,000 or 9.3% from 2004. Average interest bearing liabilities during 2005 totaled $243,508,000, representing an increase of $7,116,000 or 3.0% over the amount for 2004. Average time deposits of $100,000 and over increased to $64,821,000 for 2005 from $60,301,000 in the prior year, an increase of $4,520,000 or 7.5%. Average time deposits less than $100,000 increased to $105,798,000 for 2005 from $103,923,000 in 2004, representing an increase of $1,875,000 or 1.8%. Average interest bearing transaction and savings accounts decreased to $64,697,000 for 2005, a decrease of $2,062,000 or 3.1% from 2004. Average short and long-term borrowings increased to $8,192,000. The banking subsidiary borrowed $10,000,000 from the Federal Home Loan Bank of Atlanta late in the second quarter of 2004. As of the end of 2005, $6,500,000 of that debt, which originally was in the forms of both short-term borrowings and long-term debt, remained outstanding.

2004 Compared with 2003

Interest income for 2004 was $1,284,000, or 10.1%, more than in 2003. Interest expense for 2004 decreased $12,000, or .2%, from the prior year amount. The $1,296,000 increase in net interest income for 2004 resulted from the effects of larger average amounts of interest earning assets. Lower rates associated with interest bearing liabilities substantially offset the effects of higher volumes of those funding sources.

The average rate earned on interest earning assets for 2004 was unchanged from its 2003 level of 4.92%. The average rate paid for interest bearing liabilities during 2004 was 2.15%, a decrease of 19 basis points from the 2003 level. The interest rate spread for 2004 increased 19 basis points to 2.77%. Net yield on earning assets increased 19 basis points, also, to 3.13% for 2004.

Average interest earning assets during 2004 were $283,616,000, an increase of $26,332,000 or 10.2% over 2003. Average investment securities for 2004 totaled $106,049,000, an increase of $30,283,000 or 40.0% over the 2003 average amount. Average loans for the 2004 twelve-month period totaled $152,546,000, an increase of $10,224,000 or 7.2% over 2003. Average loans were 53.8% and 55.3% of average interest earning assets for 2004 and 2003, respectively. Average federal funds sold for 2004 were $24,126,000, a decrease of $14,339,000 or 37.3% from 2003. Average interest bearing liabilities during 2004 totaled $236,392,000, representing an increase of $18,458,000 or 8.5% over the amount for 2003. Average time deposits of $100,000 and over decreased to $60,301,000 for 2004 from $63,106,000 in the prior year, a decrease of $2,805,000 or 4.4%. Average time deposits less than $100,000 increased to $103,923,000 for 2004 from $93,588,000 in 2003, representing an increase of $10,335,000 or 11.0%. Average interest bearing transaction and savings accounts increased to $66,759,000 for 2004, an increase of $5,519,000 or 9.0% from 2003. Average short and long-term borrowings increased to $5,409,000 due to the banking subsidiary's borrowing $10,000,000 from the Federal Home Loan Bank of Atlanta late in the second quarter of 2004. Approximately $8,500,000 of the amount originally borrowed carried fixed rates ranging from 2.44% to 4.40% and maturity dates ranging from 2005 to 2014.

During 2004, the Federal Reserve Bank's Open Market Committee began a series of measured interest rate increases affecting primarily the federal funds rate and loans made by Federal Reserve Banks to their member banks. As a result, interest rates on a broad array of generally short-term financial instruments, including the prime rate, a key determinant of rates charged to the Bank's most credit-worthy customers and a factor considered in all loan-pricing decisions, also rose. Longer term rates, however, remained mostly stable during 2004. Market rates of interest were relatively stable in 2003. During the year ended December 31, 2003, the Open Market Committee lowered key target interest rates on one occasion, resulting in a reduction of 25 basis points in those target rates. Consequently, the prime rate was similarly reduced.

As of December 31, 2004 and December 31, 2003, approximately $48,000,000 and $48,000,000, respectively, or 30.4% and 32.5%, respectively, of the Company's loan portfolio was composed of variable rate loans directly indexed to movements in the prime rate. The average yield earned on loans during 2004 was 6.73%, compared with 6.98% for 2003.

The Company successfully attracted deposit accounts of all types during 2004, resulting in a year-over-year increase in total deposits of $11,597,000 or 4.5%. Growth was well distributed among the various deposit categories. Rates associated with interest bearing deposits decreased in 2004 compared with 2003: the average rate paid for such liabilities was 2.12% for 2004 and 2.34% for 2003.

Because growth in loan demand continued to be below the levels experienced prior to 2003, the Company invested the funds it acquired during 2004 primarily in the lower-yielding investment securities category. Loan demand in the Company's market areas was adversely affected in 2003 by the bankruptcy of a relatively unregulated mortgage banking operation's local funding subsidiary which resulted in the recognition of approximately $200,000,000 of losses by local investors. Although the longer-term effect of the bankruptcy on the local economy is uncertain, loan demand in 2004 was somewhat better than in 2003.

The table, "Average Balances, Yields and Rates", provides an analysis of the average amounts of the Company's assets and liabilities and the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2005, 2004 and 2003.

Average Balances, Yields and Rates

	Years ended December 31,								
	2005			2004			2003		
	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates
				(Dollars in thousands)					
Assets									
Interest bearing deposits due from banks	$ 168	$ 5	2.98%	$ 29	$ 1	3.45%	$ 25	$ -	0.00%
Taxable securities	106,149	3,564	3.36%	103,973	3,285	3.16%	75,069	2,270	3.02%
Tax-exempt securities (2)	4,407	150	3.40%	2,076	73	3.52%	697	26	3.73%
Federal funds sold	21,884	668	3.05%	24,126	295	1.22%	38,465	403	1.05%
Federal Home Loan Bank stock	999	38	3.80%	866	29	3.35%	706	27	3.82%
Loans (2) (3) (4)	164,243	11,498	7.00%	152,546	10,265	6.73%	142,322	9,938	6.98%
Total interest earning assets	297,850	15,923	5.35%	283,616	13,948	4.92%	257,284	12,664	4.92%
Cash and due from banks	4,845			4,786			4,194		
Allowance for loan losses	(2,304)			(2,268)			(2,188)		
Unrealized securities gains (losses)	(1,601)			(684)			265		
Premises and equipment	5,240			4,365			4,352		
Other assets	3,346			3,943			3,752		
Total assets	$ 307,376			$ 293,758			$ 267,659		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 36,111	$ 383	1.06%	$ 35,707	$ 244	0.68%	$ 32,985	$ 251	0.76%
Savings	28,586	381	1.33%	31,052	154	0.50%	28,255	161	0.57%
Time deposits $100M and over	64,821	2,118	3.27%	60,301	1,481	2.46%	63,106	1,609	2.55%
Other time deposits	105,798	3,438	3.25%	103,923	3,012	2.90%	93,588	3,068	3.28%
Total interest bearing deposits	235,316	6,320	2.69%	230,983	4,891	2.12%	217,934	5,089	2.34%
Short-term borrowings	736	18	2.45%	1,352	27	2.00%	-	-	0.00%
Long-term debt	7,456	283	3.80%	4,057	159	3.92%	-	-	0.00%
Total interest bearing liabilities	243,508	6,621	2.72%	236,392	5,077	2.15%	217,934	5,089	2.34%
Noninterest bearing demand deposits	34,675			31,435			26,778		
Other liabilities	1,873			1,735			1,529		
Shareholders' equity	27,320			24,196			21,418		
Total liabilities and shareholders' equity	$ 307,376			$ 293,758			$ 267,659		
Interest rate spread (5)			2.63%			2.77%			2.58%
Net interest income and net yield on earning assets (6)		$9,302	3.12%		$8,871	3.13%		$7,575	2.94%
Interest free funds supporting earning assets (7)	$ 54,342			$ 47,224			$ 39,350		

(1) Average balances are computed on a daily basis.
(2) Income and yields on tax-exempt securities and loans have not been adjusted on a tax equivalent basis.
(3) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(4) Includes immaterial amounts of loan fees.
(5) Total interest earning assets yield less the total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and the rates earned and paid on such assets and liabilities.

Volume and Rate Variance Analysis

	2005 Compared with 2004			2004 Compared with 2003		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Interest bearing deposits due from banks	$ 4	$ -	$ 4	$ -	$ 1	$ 1
Taxable securities	70	209	279	909	106	1,015
Tax-exempt securities	79	(2)	77	48	(1)	47
Federal funds sold	(30)	403	373	(168)	60	(108)
Federal Home Loan Bank stock	4	5	9	5	(3)	2
Loans	808	425	1,233	697	(370)	327
Total interest income	935	1,040	1,975	1,491	(207)	1,284
Interest bearing deposits						
Interest bearing transaction accounts	3	136	139	20	(27)	(7)
Savings	(13)	240	227	15	(22)	(7)
Time deposits $100M and over	118	519	637	(70)	(58)	(128)
Other time deposits	55	371	426	320	(376)	(56)
Short-term borrowings	(16)	7	(9)	27	-	27
Long-term debt	130	(6)	124	159	-	159
Total interest expense	277	1,267	1,544	471	(483)	(12)
Net interest income	$ 658	$ (227)	$ 431	$ 1,020	$ 276	$ 1,296

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

Management currently expects that interest rates will move slightly higher during the first half of 2006 and remain relatively stable, or decline slightly, during the remainder of the year. Management has not presently identified any factors that it believes might cause interest rates to increase or decrease rapidly in a short period of time. However, changes in interest rates that can significantly affect the Company, either positively or negatively, are possible. In the absence of significant changes in market interest rate levels, any significant changes in net interest income during 2006 are expected to result primarily from changes in the volumes of interest earning assets and liabilities.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the related allowance for loan losses. Provisions for loan losses were $250,000, $380,000 and $522,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The decreased provisions in 2005 and 2004 were largely the result of low amounts of net loan charge-offs, slower rates of loan growth during 2005 and 2004, and a lower amount of nonaccrual and past due loans for 2005. The allowance for loan losses as a percentage of total loans at year-end was 1.34% for 2005 compared with 1.42% as of the end of 2004. Net charge-offs for 2005 were $224,000, a decrease of $113,000 from the 2004 amount. Net charge-offs for 2004 were $337,000, an increase of $62,000 over the amount for 2003. See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses" and "The Application of Critical Accounting Policies" for further information and a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

Other Income

Noninterest income for 2005 increased by $85,000 over the amount for 2004, primarily due to increased service charges on deposit accounts and higher amounts of other income. There were no realized gains or losses on sales of investment securities in 2005. Mortgage brokerage income for 2005 was $39,000 less than for 2004 because the Company's volume of residential mortgage loan originations was lower than in prior years. As was the case in 2004, management believes that refinancing activity related solely to interest rate considerations was virtually ended by early 2005. Also, the Company's residential mortgage lender left the Company during the last quarter of 2005 and has not yet been replaced on a full-time basis.

Noninterest income for 2004 increased by $21,000 over the amount for 2003, primarily due to increased service charges on deposit accounts and higher amounts of other income. In 2004, net losses on sales of investment securities were $10,000 compared with net gains totaling $80,000 on such sales in 2003. Income from mortgage brokerage activities for 2004 decreased to $149,000 from $202,000 in 2003. Because interest rates for residential mortgage loans have been at historically low levels for the past few years, refinancing of those loans had largely occurred in prior years.

Other Expenses

2005 Compared with 2004

Noninterest expense for 2005 increased by $269,000, or 5.2%, over the amount for 2004. Salaries and employee benefits increased by $123,000, or 4.4%, over the amount for 2004 primarily due to normal periodic salary increases and increases in expenses for employee insurance benefits.

As of December 31, 2005, the Company has two stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has adopted the disclosure provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," as amended. Refer to "Stock-Based Compensation" in Note A to the consolidated financial statements included in this report for the pro-forma effects on net income and net income per share if the Company had applied such fair value method recognition.

The Company adopted the provisions of FASB Statement No. 123(R), "Share-Based Payment," on January 1, 2006. Under the provisions of that Statement, the Company is required to measure and record compensation expense for future share-based payments to employees based on the fair values of the awards on the date granted. The Company has elected to recognize compensation expense for share-based payments with graded vesting on a straight-line basis over the vesting period. In addition, under the transition method elected by the Company, compensation expense must be recognized for the unvested portion of such awards made prior to the adoption of the Statement. Accordingly, the Company will recognize compensation expense for previously issued but unvested share-based payments of $121,000 in 2006.

Net occupancy and furniture and equipment expenses increased in 2005 by $38,000, primarily due to higher real estate taxes, increased depreciation and maintenance expenses associated with the Company's data processing operations.

Other expenses for 2005 increased by $109,000, or 6.1%, over the amount for 2004 as a result of higher expenses associated with software used for the Company's data processing operations, expenses for professional services, advertising, services obtained from correspondent bank and fidelity insurance. Additionally, during 2005 the Bank experienced losses of $166,000 related to fraudulent check activity, representing an increase of $153,000 over the amount of such losses in 2004. Reductions in expenses for 2005 were noted for expenses related to foreclosed assets, primarily due to lower losses on sales and fewer valuation losses recognized on properties held, a reduction in the FDIC's deposit insurance assessment, and lower expense for stationery, printing and postage.

Noninterest expenses are expected to continue to increase in 2006 due to the expected completion of the Company's new corporate office building located in Seneca, SC in the second quarter of 2006, the commencement of operation of a new branch office at that location, and continued technology investment needed to ensure the Company's competitive posture. Increases in noninterest expenses are closely monitored and cost control will continue to be emphasized by management where possible in order to achieve profitability objectives and attain the goal of growth in the Company's market share in Oconee and Anderson counties.

2004 Compared with 2003

Noninterest expenses for 2004 increased by $737,000, or 16.7%, over the amount for 2003. Salaries and employee benefits increased $360,000, or 14.9%, over the amount for 2003. This increase was comprised of an increase of $80,000 in employee bonuses, the effects of normal salary increases granted from time-to-time, higher staffing levels needed to manage the Company's expanded office network, higher participation levels in the Company's 401(k) plan and a $20,000 increase in expenses for employee insurance benefits.

Furniture and equipment expense for 2004 was $32,000 more than in 2003 due to higher depreciation expense attributable primarily to imaging equipment originally acquired during 2003.

Other expense for 2004 increased $335,000, or 22.9%, over the 2003 amount. Professional services expenses increased by $18,000, property, fidelity, liability and federal deposit insurance expenses increased by $26,000, and expenses related to holding and disposing of foreclosed assets increased by $159,000, including realized losses of $35,000 and writedowns of such properties totaling $125,000. Expenses for the Company's accounting software increased by $70,000 in 2004. Accounting software expense is determined in large part by the number of customer accounts maintained by the Company. As the Company's geographic footprint expands and its marketing efforts are successful, software upgrades and expense increases become necessary.

Income Taxes

For 2005, federal and state income tax expenses increased by $84,000, or 4.3%, to $2,041,000. For 2004, federal and state income tax expenses increased by $290,000 to $1,957,000. The increases in income tax expense are due to increased amounts of earnings. The effective income tax rates (income tax expense divided by income before income taxes) were 35.4% for 2005, 36.3% for 2004 and 35.7% for 2003. The Company's income from nontaxable sources, such as nontaxable investment securities or loans to local governments, is not a significant factor in the determination of its effective tax rate.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

	December 31,		
	2005	2004	2003
	(Dollars in thousands)		
Available-for-sale			
U. S. Government agencies	$ 58,004	$ 46,768	$ 53,171
State, county and municipal	9,960	2,101	2,021
Mortgage-backed securities	34,106	43,214	30,831
Total available-for-sale	102,070	92,083	86,023
Held-to-maturity			
Mortgage-backed securities	7,751	9,369	-
Total securities	$ 109,821	$ 101,452	$ 86,023

The following table presents maturities and weighted average yields of securities at December 31, 2005. Yields on tax-exempt state, county and municipal obligations have not been computed on a taxable-equivalent basis.

Securities Portfolio Maturities and Yields

	December 31, 2005									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
U. S. Government agencies	$ 15,290	2.42%	$ 40,714	3.73%	$ 2,000	3.43%	$ -	0.00%	$ 58,004	3.37%
State, county and municipal	-	0.00%	307	2.79%	1,712	3.25%	7,941	4.01%	9,960	3.84%
Mortgage-backed securities (1)	33	3.75%	12,740	3.58%	9,763	3.77%	19,321	4.15%	41,857	3.89%
Total	$ 15,323	2.42%	$ 53,761	3.69%	$ 13,475	3.65%	$ 27,262	4.11%	$ 109,821	3.61%

(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2005, the Company realized no gains or losses on sales of investment securities. During 2004, the Company realized net losses of $10,000 on the sale of securities available-for-sale. During 2003, the Company sold several available-for-sale securities resulting in net realized gains of $80,000. No transfers of available-for-sale or held-to-maturity securities to other categories were made in any of the years 2003 through 2005.

The investment portfolio grew by $8,369,000 in 2005 over the 2004 year-end amount. This growth was funded by decreasing the amount of federal funds sold and by deposit growth. Significant growth was noted in securities issued by U.S. government agencies and state, county and municipal governments. Throughout the interest rate cycle, the advantages of holding different types of securities changes. Consequently, the composition of the investment portfolio may change as management continually seeks to maximize the yield realized from the portfolio within the confines of other risk mitigation policies.

For example, during a period of rapidly declining interest rates, callable U.S. government agency securities may not be as advantageous to own as mortgage-backed securities due to an increased probability that the agency securities might be called. In these circumstances, mortgage-backed securities might be more favored, even though unusually high levels of prepayments might occur. The prepayment of the underlying mortgage loans would not ordinarily result in the complete repayment of the mortgage-backed security in a very short time frame. Conversely, during periods of increasing short-to-intermediate term interest rates, holding callable securities issued by short-to-intermediate-term U.S. government agencies may be more desirable. In some circumstances, because changes in interest rates are usually not uniform across all future maturities, the probability that the U.S. agency security might be called could be negligible while the level of prepayments of mortgage-backed securities might continue at a rapid pace. Depending on the Company's anticipated needs for liquidity, income, or other considerations, it may favor one type of security or the other.

During 2005, the Company reduced its holdings of mortgage-backed securities by approximately $10,726,000. Generally, the Company invests in pass-through mortgage backed securities issued by U. S. Government agencies. Those pass-through securities supply the Company with a source of liquidity since payments made on the mortgage loans underlying the securities are passed through to the Company monthly. Rapid repayment of such securities continued throughout 2005 in response to the continued low interest rates available for financing residential mortgage loans. The Company acquired approximately $3,778,000 of mortgage-backed securities, and repayments of such securities totaled approximately $14,504,000 during 2005.

By reducing its holdings of mortgage-backed securities and increasing other types of securities held, management believes that it has reduced, at this point in the interest rate cycle, much of the uncertainty associated with the cash flows expected from its securities portfolio. Contractual cash flows from mortgage-backed securities consist of the aggregated principal and interest payments of the underlying mortgage loans that were pooled during the creation of the specific security. However, actual cash flows derived from those securities have generally exceeded the amounts required contractually due to refinancing and other activity conducted by homeowners. As a result, as prepayments have been received, the Company has expended considerable effort to maintain the investment portfolio at the levels needed to satisfy its pledging requirements for governmental deposits and to meet its earnings goals. Conversely, cash flows from securities issued by governmental entities currently are more predictable because they are generally made up of only semi-annual interest payments and the inflow at maturity of the face value of the security. While many such securities contain provisions for early redemption at a certain date (or sometimes at any interest payment date), the issuer's potential exercise of those provisions normally occurs only if interest rates at the time the call can be exercised are substantially lower than the security's contractual interest rate, and the issuers' intent to exercise the call provision is announced prior to the effective date of the redemption. Consequently, the Company is afforded the opportunity to reinvest the proceeds of the security, if desired or needed, in a more orderly fashion. Because of the increases in interest rates which began in June 2004, securities issuers exercised call provisions during the latter part of 2004 and throughout 2005 less frequently than in prior years. During 2005, only $5,000,000 of the Company's securities were called, whereas in 2004 more than $36,000,000 of the Company's investment securities were called. In 2003, such early redemptions totaled $54,300,000.

The overall yield on investment securities held as of December 31, 2005 was 3.61%, compared with a yield of 3.33% on securities held as of December 31, 2004. As of December 31, 2005, securities with a carrying value of $68,820,000 were pledged to secure public deposits. Short-term market rates of interest increased during 2005 and 2004 while longer-term interest rates decreased slightly. Interest rates decreased slightly during 2003 from the levels existing at the end of 2002. These external factors contribute significantly to the Company's pricing structure for its loan and deposit products and, to a large extent, determine the rates available on investment securities.

The investment portfolio grew by $15,429,000 in 2004 over the 2003 year-end amount. Late in the second quarter of 2004, the Company borrowed approximately $10,000,000 from the Federal Home Loan Bank of Atlanta and invested the proceeds in mortgage-backed securities classified as held-to-maturity which had maturities at purchase ranging from fifteen to twenty years. Available-for-sale securities grew by $6,060,000 over the 2003 amount, due primarily to slower growth in loan demand in the Company's market area. Also, the Company has a significant amount of local governmental deposits for which it is required by law to pledge securities as collateral. The Company had pledged securities with a carrying value of $47,286,000 to secure public deposits as of December 31, 2004.

During 2004, the Company purchased longer-term securities and decreased significantly the proportion of its securities investments in direct debt issuances of U. S. Government agencies by increasing the proportion invested in mortgage-backed securities. These actions were taken because high levels of reinvestment risk associated with early redemptions of longer-term callable U. S. Government agencies securities, especially during 2003, made those investments less desirable. Pass-through mortgage-backed issues became more desirable in management's opinion because, even in the case of extremely high prepayment experience, only rarely would the entire issue be paid off at one time as was then common-place with callable agency securities. Consequently, management believed in 2004 that the monthly cash flows from the pass-through mortgage-backed issues were generally more stable and predictable than those of callable U.S. agency securities, would change gradually over time and at that time were better aligned with all purposes for which the Company holds investment securities.

By purchasing longer-term mortgage-backed securities, management potentially accepted a higher level of interest rate risk than the level that would result from investing solely in shorter-term higher-quality instruments. However, management believed that this risk was mitigated somewhat by expected prepayments of the mortgage-backed securities and the presence of U. S. Government agencies' guarantees. Such prepayments in recent years were driven to unusually high levels by increased home mortgage refinancing activity resulting from historically low residential mortgage interest rates. While it was thought that the pace of prepayments likely would slow from that seen in recent years, management believed that the longer-term historical record indicated that the average life of mortgage loans, and therefore the expected average life of a typical mortgage-backed security, was significantly shorter than its contractual terms due to factors other than interest rates.

All mortgage-backed securities held by the Company in 2004 and 2005 were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans. The Company's loan portfolio is, however, dependent upon economic and other factors that affect its local market area.

The amounts of loans outstanding as of the end of each of the last five years, and the percentage of each category to total loans, are shown in the following tables according to type of loan:

Loan Portfolio Composition

	December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands)				
Commercial, financial and industrial					
Commercial and industrial	$ 20,873	$ 21,907	$ 20,592	$ 19,124	$ 21,006
Purchasing or carrying securities	2,136	2,372	2,323	2,547	2,578
Real estate - construction	674	338	436	822	346
Real estate - mortgage					
1-4 family residential	72,774	65,360	58,762	54,471	45,329
Multifamily (5 or more) residential	1,229	1,036	2,095	2,311	1,862
Nonfarm, nonresidential	46,544	43,589	40,834	36,122	27,047
Consumer installment					
Credit card and checking credit	1,148	1,036	998	1,033	1,030
Other	23,940	22,137	21,610	20,929	20,546
Total loans	$ 169,318	$ 157,775	$ 147,650	$ 137,359	$ 119,744

Percentage Loan Portfolio Composition

	December 31,				
	2005	2004	2003	2002	2001
Commercial, financial and industrial					
Commercial and industrial	12.3%	13.9%	13.9%	13.9%	17.5%
Purchasing or carrying securities	1.3%	1.5%	1.6%	1.9%	2.1%
Real estate - construction	0.4%	0.2%	0.3%	0.6%	0.3%
Real estate - mortgage					
1-4 family residential	43.0%	41.4%	39.8%	39.7%	37.9%
Multifamily (5 or more) residential	0.7%	0.7%	1.4%	1.7%	1.5%
Nonfarm, nonresidential	27.5%	27.6%	27.7%	26.3%	22.6%
Consumer installment					
Credit card and checking credit	0.7%	0.7%	0.7%	0.7%	0.9%
Other	14.1%	14.0%	14.6%	15.2%	17.2%
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Total loans grew $11,543,000 or 7.3% in 2005, compared with $10,125,000 or 6.9% in 2004. The ratio of total loans to total deposits at the end of 2005 was 60.5%, compared with 58.8% at the end of 2004. The percentage composition of the loan portfolio as to type of loan trended more toward loans secured by 1-4 family residential real estate and away from commercial, financial and industrial loans during the five year period ended December 31, 2005.

Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2005, total commercial, financial and industrial loans decreased by $1,270,000 or 5.2%. compared with an increase of $1,364,000 or 6.0%, during 2004. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) increased by $2,955,000 or 6.8%, compared with an increase of

$2,755,000 or 6.7% in 2004. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-value ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised approximately 71% and 70% of the Company's loan portfolio at the end of 2005 and 2004, respectively. Real estate mortgage loans of all types grew $10,562,000 during 2005 and by $8,294,000 during 2004. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. The Company does not originate high-risk mortgage loans such as so-called option ARMs, loans with high debt-to-worth ratios (without requiring the purchaser to obtain private mortgage insurance), loans with fixed monthly payment amounts that are less than the interest accrued on the loan, or loans with low initial monthly payments that increase to much higher levels at some future time.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2005, as well as the type of interest requirement on such loans.

	December 31, 2005			
	One Year or Less	One to Five Years	Five Years or More	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 11,031	$ 11,858	$ 120	$ 23,009
Real estate - construction	139	489	46	674
Real estate - mortgage	21,866	62,681	36,000	120,547
Consumer installment	5,341	17,312	2,435	25,088
Total loans	$ 38,377	$ 92,340	$ 38,601	$ 169,318
Predetermined rate, maturity greater than one year		$ 87,449	$ 13,602	$ 101,051
Variable rate or maturity within one year	$ 38,377	$ 4,891	$ 24,999	$ 68,267

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. The Company had no loans accounted for as troubled debt restructurings in the past five years. Following is a summary of the Company's impaired loans:

Nonaccrual and Past Due Loans

			December 31,		
	2005	2004	2003	2002	2001
			(Dollars in thousands)		
Nonaccrual loans	$ 900	$ 1,465	$ 997	$ 866	$ 609
Accruing loans 90 days or more past due	5	9	-	-	1
Total	$ 905	$ 1,474	$ 997	$ 866	$ 610
Percent of total loans	0.5%	0.9%	0.7%	0.6%	0.5%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms, and the amounts of interest income actually accrued and collected, was immaterial to the consolidated financial statements for 2005, 2004 and 2003.

As of December 31, 2005, there were no irrevocable commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2005 determined by management to be potential problem loans was $2,148,000, an increase of $745,000 over the amount of such loans as of December 31, 2004. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. The following table presents information about the types of collateral securing potential problem loans.

	December 31, 2005	
	Amount	%
	(Dollars in thousands)	
Real estate mortgage	$ 1,798	83.7%
Vehicles	96	4.5%
Mobile homes	26	1.2%
Other	142	6.6%
Unsecured	86	4.0%
Total	$ 2,148	100.0%

Allowance for Loan Losses

The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

Management believes that an aggregate evaluation that emphasizes individual loan risk grades and specific problem loan allocations is more meaningful than an allocation by loan categories. Management is not aware of any significant degree of increased exposure, risk of collection or other adverse features in any particular category of loans. See "The Application of Critical Accounting Policies" for further discussion of the factors and procedures used by management in estimating the allowance for loan losses.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands)				
Total loans outstanding at end of period	$ 169,318	$ 157,775	$ 147,650	$ 137,359	$ 119,744
Average amount of loans outstanding	164,243	152,546	142,322	130,104	106,480
Balance of allowance for loan losses - beginning	$ 2,240	$ 2,197	$ 1,950	$ 1,200	$ 1,000
Loans charged off					
Commercial and industrial	-	31	305	193	249
Real estate - mortgage	61	104	-	131	-
Consumer installment	242	226	-	223	126
Total charge-offs	303	361	305	547	375
Recoveries of loans previously charged off					
Commercial and industrial	-	6	30	1	-
Real estate - mortgage	10	-	-	-	-
Consumer installment	69	18	-	5	8
Total recoveries	79	24	30	6	8
Net charge-offs	224	337	275	541	367
Additions to allowance charged to expense	250	380	522	1,291	567
Balance of allowance for loan losses - ending	$ 2,266	$ 2,240	$ 2,197	$ 1,950	$ 1,200
Ratios					
Net charge-offs to average loans	0.14%	0.22%	0.19%	0.42%	0.34%
Net charge-offs to loans at end of period	0.13%	0.21%	0.19%	0.39%	0.31%
Allowance for loan losses to average loans	1.38%	1.47%	1.54%	1.50%	1.13%
Allowance for loan losses to loans at end of period	1.34%	1.42%	1.49%	1.42%	1.00%
Net charge-offs to allowance for loan losses	9.89%	15.04%	12.52%	27.74%	30.58%
Net charge-offs to provision for loan losses	89.60%	88.68%	52.68%	41.91%	64.73%

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2005, 2004 and 2003, are summarized below:

	Years Ended December 31,					
	2005		2004		2003	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Noninterest bearing demand	$ 34,675	12.8%	$ 31,435	12.0%	$ 26,778	10.9%
Interest bearing transaction accounts	36,111	13.4%	35,707	13.6%	32,985	13.6%
Savings	28,586	10.6%	31,052	11.8%	28,255	11.5%
Time deposits $100M and over	64,821	24.0%	60,301	23.0%	63,106	25.8%
Other time deposits	105,798	39.2%	103,923	39.6%	93,588	38.2%
Total deposits	$269,991	100.0%	$262,418	100.0%	$244,712	100.0%

As of December 31, 2005, there were $69,343,000 in time deposits of $100,000 or more. Approximately $22,424,000 mature within three months, $9,616,000 mature over three through six months, $12,157,000 mature over six through twelve months and $25,146,000 mature after one year. This level of large time deposits, as well as the growth in other deposits, can be attributed to growth planned by management. The vast majority of time deposits $100,000 and over are acquired within the Company's market areas in the ordinary course of business from customers with standing banking relationships. As of December 31, 2005, approximately $16,980,000 of time deposits of $100,000 or more represented deposits of local governmental entities. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. The Company does not purchase brokered deposits.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2005	2004	2003
Return on assets	1.21%	1.17%	1.12%
Return on equity	13.65%	14.20%	14.03%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	8.89%	8.24%	8.00%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 66.7% of average total assets during 2005 compared with 68.8% during 2004. Deposits of several local governmental entities comprised approximately 13% and 15% of total deposits at the end of 2005 and 2004, respectively. Because of the potentially volatile nature of this funding source, management maintains the Bank's membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. During 2004, the banking subsidiary obtained approximately $10,000,000 of short-term borrowings and long-term debt from the FHLB. As of December 31, 2005, the banking subsidiary is eligible to borrow up to an additional $28,845,000 from the FHLB. Such borrowings are secured by a lien on its investment in FHLB stock and all qualifying first mortgage residential loans held. Assets actually or potentially subject to this lien totaled approximately $60,459,000 as of December 31, 2005. In addition, the banking subsidiary has available unused short-term lines of credit to purchase up to $8,900,000 of federal funds from unrelated correspondent institutions. The lines generally limit the period of time that any related borrowings may be outstanding and are cancelable at any time in the sole discretion of the lender. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Securities available-for-sale and funds available from maturing loans and mortgage-backed securities paydowns provide secondary sources of liquidity.

Community First Bancorporation's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the parent company. Any of the banking subsidiary's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings ($3,751,000 at December 31, 2005) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. In 2005, 2004 and 2003, the parent company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Management believes that the overall liquidity sources of both the Company and its banking subsidiary are adequate to meet their operating needs.

Capital Resources

Shareholders' equity increased by $2,918,000 and $3,399,000 during 2005 and 2004, respectively. During 2005, net income increased shareholders' equity by $3,730,000 and the exercise of employee stock options provided an increase of $92,000. Other comprehensive income or loss, which consisted primarily of the change in unrealized holding gains and losses on available-for-sale securities, net of deferred tax effects, decreased shareholders' equity by $898,000. Approximately $6,000 was paid in lieu of the issuance of fractional shares in conjunction with the 5% stock dividend declared in 2005. During 2004, net income increased shareholders' equity by $3,437,000 and the exercise of employee stock options provided an increase of $269,000. Other comprehensive income or loss, which consisted primarily of the change in unrealized holding gains or losses on available-for-sale securities, net of deferred tax effects, decreased shareholders' equity by $300,000. In lieu of fractional shares, $7,000 was paid with respect to the 10% stock dividend declared in 2004.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2005 and 2004, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized as defined in Federal Deposit Insurance Act, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. Federal regulators may also categorize the Bank as less than well capitalized based on subjective criteria. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum ratio requirements.

	Actual Amount	Actual Ratio	Minimum for Capital Adequacy Amount	Minimum for Capital Adequacy Ratio	Minimum to be Well Capitalized Amount	Minimum to be Well Capitalized Ratio
			(Dollars in thousands)			
December 31, 2005						
The Company						
Total Capital to risk weighted assets	$ 32,518	16.7%	$ 15,563	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 30,252	15.6%	$ 7,781	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 30,252	9.7%	$ 12,433	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 29,120	16.1%	$ 15,563	8.0%	$ 19,453	10.0%
Tier 1 Capital to risk weighted assets	$ 31,386	15.0%	$ 7,781	4.0%	$ 11,672	6.0%
Tier 1 Capital to average assets (leverage)	$ 31,386	9.4%	$ 12,433	4.0%	$ 15,541	5.0%
December 31, 2004						
The Company						
Total Capital to risk weighted assets	$ 28,176	13.9%	$ 16,182	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 25,936	12.8%	$ 8,091	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 25,936	8.7%	$ 11,884	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 27,610	13.7%	$ 16,182	8.0%	$ 20,227	10.0%
Tier 1 Capital to risk weighted assets	$ 25,370	12.5%	$ 8,092	4.0%	$ 12,136	6.0%
Tier 1 Capital to average assets (leverage)	$ 25,370	8.5%	$ 11,884	4.0%	$ 14,855	5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The Company presently engages in only limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements which the Company has entered into that involve an entity that is not consolidated into its financial statements and, under which the Company, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee or similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto).

The Company's off-balance-sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual amounts of those arrangements:

	December 31,	
	2005	2004
	(Dollars in thousands)	
Loan commitments	$ 23,653	$ 19,771
Standby letters of credit	874	884

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

In 2005, the Company entered into a $1,700,000 contract for the construction of a new corporate office building in Seneca, South Carolina. As of December 31, 2005, $891,000 had been expended under this contract and $59,000 has been paid for other related costs. In addition to the $809,000 remaining on the building contract, management estimates that additional expenditures of approximately $250,000 will be required to furnish and equip the building.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises. Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

The Application of Critical Accounting Policies

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the provision and allowance for loan losses discussed below is a critical accounting policy that may involve a higher degree of judgment and complexity in its application and represents the critical accounting policy used in the preparation of the Company's financial statements. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

Management has discussed the selection, development and disclosure of this critical accounting policy's methodology and assumptions with the Company's audit committee to enhance that body's awareness of those factors and to enable the committee to assess the appropriateness of management's procedures and conclusions, and its disclosures about this accounting policy.

Provision and Allowance for Loan Losses

The Company is required to estimate the collectibility of its loan portfolio as of each accounting period end and, based on such estimates, provide for an allowance for loan losses. The allowance for loan losses is increased by the provision for loan losses charged to expense, and any recoveries received on loans previously charged off. The allowance is decreased by deducting the amount of uncollectible loans charged off.

A considerable amount of judgment is required in order to compute an estimate of the amount of the allowance for loan losses. Management's judgments must be applied in assessing the current creditworthiness of the Company's borrowers and in estimating uncertain future events and their potential effects based on currently known facts and circumstances. Changes in the estimated allowance for loan losses arising as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which such a change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific allowance amounts are provided for individual loans based on management's evaluation of the Company's loss exposure taking into account the current payment status, underlying collateral and other known information about a particular borrower's circumstances. Typically, these loans are identified as impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount believed to be appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and validated by the Company's independent external credit review firm

The provision for loan losses charged to expense decreased in 2005 to $250,000 compared with $380,000 for 2004 and $522,000 in 2003. The allowance for loan losses at the end of 2005 was $2,266,000, an increase of $26,000 over the $2,240,000 allowance as of the end of 2004. As a percentage of total loans outstanding at year end, the allowance for loan losses was 1.34%, 1.42%, 1.49%, 1.42% and 1.00% for 2005, 2004, 2003, 2002 and 2001, respectively.

The $250,000 provision for loan losses 2005 resulted primarily from increases in potential problem loans, the $11,543,000 growth of the loan portfolio, and was influenced by lower net charge-offs that reflected both a reduced level of charge-offs and higher recoveries of amounts previously charged against the allowance. Net charge-offs to average loans in 2005 was substantially lower than the trailing four-year average of that measure. The Company's loan portfolio increasingly is collateralized by residential and commercial real estate. Such collateral, combined with other conservative underwriting standards, is believed to offer the Company substantial protection from incurring losses in the event that foreclosure and liquidation of the collateral is necessary.

In 2004, the $380,000 provision for loan losses resulted primarily from higher levels of charge-offs, increased levels of nonaccrual and potential problem loans, changes in the economic characteristics of the Company's market area, uncertainty about the effect of increasing interest rates on loan customers' abilities to cope with potentially higher repayment requirements, and growth of the loan portfolio.

In 2003, the $522,000 provision for loan losses resulted primarily from uncertainty caused by the bankruptcy of the funding subsidiary of a local mortgage banking operation which resulted in losses of approximately $200,000,000 among local investors. The effects of that bankruptcy continue to influence the Company's development of an estimate of an adequate amount of loan loss allowance.

In 2002, the provision for loan losses increased significantly over prior years primarily due to higher amounts of nonaccrual, past due, and potential problem loans, higher amounts of net charge-offs, and loan growth which included growth in a relatively new market area.

In 2001, the $567,000 provision for loan losses resulted primarily from loan charge-offs totaling $375,000 and growth in the loan portfolio.

In making its judgments about the percentage factors applied to loan risk grade categories in 2003, management was relatively pessimistic about local conditions. Several key factors influenced management's development of its loan loss estimates that year, including increases in loans outstanding, net loan charge-offs, impaired or non-performing loans and potential problem loans over the previous three years. Management believes that the local economy remains relatively healthy and the effects on the Company's borrowers from the 2003 bankruptcy of a mortgage banking operation's local funding subsidiary are now better understood. That failure caused losses of approximately $200,000,000 to numerous large and small local investors. While manufacturing remains a significant sector of the local economy, it continues to be affected by industry pressures including increased off-shoring of production, especially as related to textile products. Total year-end loans grew 7.3%, 6.9%, and 7.5% in 2005, 2004, and 2003, respectively. Net loan charge-offs decreased to $224,000 in 2005 after increasing to $337,000 in 2004 from $275,000 in 2003. As of the end of 2005, impaired loans decreased to $905,000 from $1,474,000 one year earlier, a decrease of $569,000, or 38.6%. Potential problem loans were

$2,148,000 as of the end of 2005 compared with $1,403,000 at the end of 2004 and $1,053,000 at the end of 2003. Collateral values of real estate and vehicles taken on many of the loans recognized as impaired and potential problem loans in prior years have so far helped keep charge-offs relatively low when considering the total credit exposure present in those loans.

Management has established loan and credit policies and practices that are designed to control credit risks as a part of the loan underwriting process. These policies and practices include, for example, requirements for minimum loan to collateral value ratios, real estate appraisal requirements, and obtaining credit and financial information on borrowers. However, if the capacity for borrowers to repay and/or collateral values should deteriorate subsequent to the underwriting process, the estimate of the provision and allowance for loan losses might increase, thereby decreasing net income and shareholders' equity. The total amount of loans secured by real estate mortgages increased by $46,309,000 from $74,238,000 at the end of 2001 to $120,547,000 by the end of 2005. Of this increase, $27,445,000 consisted of loans secured by 1-4 family residential real estate mortgages, and $19,497,000 consisted of loans secured by nonfarm, nonresidential real estate mortgages. A significant or prolonged downturn in national and local economic and business conditions could negatively affect the borrowers' capacity to repay these loans as well as the value of the underlying collateral. This scenario would be likely to substantially increase the level of impaired or non-performing loans and non-earning foreclosed assets and increase overall credit risk by shrinking the margin of collateral values as compared with loans outstanding. Another factor that could adversely affect borrowers' ability to make payments in accordance with loan terms is the potential for continued increases in rates charged for loans. The Company has a significant amount of variable rate loans outstanding. In addition, some loans are refinanced at maturity rather than being paid out in a lump sum. If interest rates were to increase sharply in a short time period, some loan customers might not be able to afford payments on loans made or repriced at the higher resulting interest rates, nor would they necessarily be able to obtain more favorable terms elsewhere. This could also cause an increase in the amounts of impaired or non-performing assets and other credit risks.

Impact of Recent Accounting Changes

Share-Based Payment Management will adopt the provisions of SFAS No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment," effective January 1, 2006, as required under the provisions of that Statement and applicable Securities and Exchange ("SEC") Commission Rules. That Statement requires that stock-based compensation awards be measured and reported at their grant date fair value, with their costs recognized generally over the vesting period of the awards. The fair value of such stock-based awards is affected by the Company's stock price and by assumptions regarding a number of complex and subjective variables and the related tax impact. In addition, in March, 2005, the Securities and Exchange Commission issued its Staff Accounting Bulletin No. 107 which expresses the views of the SEC staff regarding the interaction between SFAS No 123(R) and certain SEC rules and regulations as well as the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. The provisions of, and guidance provided in, SAB No. 107 will be incorporated into the Company's implementation of SFAS No. 123(R).

The Company will recognize the compensation cost for stock-based awards on a straight-line basis over the requisite service period for the entire award and at present intends to use the modified prospective transition method of accounting for previously issued stock options. Accordingly, only costs associated with the unvested portions of prior awards and awards granted after December 31, 2005 will affect the Company's financial position and results of operations. In 2006 and 2007, we expect to recognize compensation expenses of approximately $121,000 and $152,000, respectively, related to previously-issued, unvested stock options.

SFAS 123(R) also amends SFAS No. 95 to require that excess tax benefits resulting from those transactions be reported as financing cash flows rather than as a reduction of taxes paid.

Management expects that adoption of SFAS No. 123(R) will affect the Company's future net income and net income per share calculations in much the same manner as previously reported in the pro forma disclosures as provided in Note A to the Company's consolidated financial statements contained elsewhere herein.

Other-Than-Temporarily Impaired Investments On November 3, 2005, the Financial Accounting Standards Board issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1 which reverts to other-than-temporary impairment ("OTTI") guidance that existed prior to the effective date of Emerging Issues Task Force ("EITF") Issue 03-1. However, the new FSP retains the disclosure requirements of 03-1 that have been in effect since the end of 2003.

FSP FAS 115-1 and 124-1 requires the application of a three-step model to assess and account for investments that may be impaired. If an investment is found to be impaired (its fair value is less than the recorded cost), the extent of the impairment is assessed using the guidance contained in Paragraph 16 of SFAS No. 115, SEC Staff Accounting Bulletin

Topic 5.M, Paragraph 6 of Accounting Principles Board Opinion 18 and EITF Issue 99-20. If the assessment results in a conclusion that the impairment is other-than-temporary, an impairment loss equal to the amount that the investment's recorded cost exceeds its fair value is recognized in earnings and the investment's carrying value is reduced to its fair value. That fair value becomes the investment's new "cost" basis and any subsequent recoveries of fair value are not recognized. After recognition of an impairment loss, income recognition is based on the investment's estimated cash flows rather than its contractual cash flows, and any discount or premium would be amortized over the remaining life of the security.

The provisions of this FSP were adopted as of December 31, 2005, as permitted, and had no effects on the financial position or results of operations of the Company.

Accounting Changes and Error Corrections In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This Statement applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. The Statement requires that changes in accounting principles be applied retrospectively unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In those cases, retrospective application of the new accounting principle is required to be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable with a corresponding adjustment to retained earnings (or other appropriate equity account) at that time. If application of the new principle is impracticable for all prior periods, then it is to be adopted prospectively from the earliest date practicable. Only the direct effects of the change are to be applied retrospectively; indirect changes are accounted for in the period of the change.

This Statement also requires that certain changes in accounting methods be accounted for as a change in accounting estimate effected by a change in accounting principle with retrospective application applied.

This Statement carries forward the guidance of APB Opinion 20 with regards to corrections of accounting errors. Restatement of prior periods financial statements is required in these cases, with adjustments made to the carrying amounts of assets and liabilities, with an offsetting capital account adjustment, as of the beginning of the first period presented.

This Statement was adopted effective January 1, 2006 and had no effect on the Company's financial position or results of operations for any period presented in the consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk for the Company consists primarily of interest rate risk, particularly with respect to appropriately aligning the repricing characteristics of its earning assets and interest bearing funding sources. Management actively monitors and manages the Company's interest rate risk exposure. Other risks, such as credit quality and liquidity risk, are also managed in the normal course of business, but management considers interest rate risk to be the most significant market risk facing the Company. Other types of market risks, such as foreign currency exchange risk and commodity price risk do not constitute significant risks to the Company in the conduct of its business.

The Company's primary goal is to manage the mix and repricing characteristics of its interest earning assets and interest bearing liabilities within the context of a dynamic interest rate environment in such a way that net interest income grows consistently. To be successful, the Company must be able to achieve this result while simultaneously maintaining adequate capital and liquidity to meet its other obligations.

All of the Company's interest bearing deposits and its long-term debt mature or reprice within five years. Accordingly, the interest rates offered by the Company to attract such deposits are determined principally by reference to (1) the yield curve for U. S. Treasury securities with similar remaining maturities (adjusted for credit quality) and (2) the rates offered by other financial institutions in the Company's local market areas.

Rates charged for loans and accepted in return for investments in securities are determined similarly. Certain loan products, such as residential mortgage loans and loans for the purpose of financing commercial real estate development, may be relatively long-lived instruments. As such, the life-time funding of these types of loans usually consists of several short-term deposit or other debt instruments acquired serially throughout the life of the asset. Each of those funding events is associated with its own borrowing cost. Therefore, the profitability of the Company's interest earning assets may vary as the funding sources for the assets change through time. In some cases, longer-term deposits and borrowings may be acquired on a variable rate basis. The repricing characteristics of those sources do not necessarily match with the repricing characteristics of the assets that may be purchased with those funds.

Management limits the risks inherent in funding long-term assets with short-term sources primarily by limiting the potential period of "mismatch" in the repricing characteristics of affected assets and liabilities or by attempting to limit the amount by which the rates may vary. Generally, all loans with original maturities in excess of five years are made on a variable rate basis with frequent "reset" dates. Alternatively, when the repayment term of a loan is initially established in excess of five years, the Company ordinarily requires that the loan be reviewed and the interest rate changed to reflect current market conditions at least as often as every five years. Maturity periods for investment securities are generally not extended beyond the three to five year range unless long-term funding for the investment has been secured in advance.

To mitigate other types of risks that are indirectly related to changes in interest rate, such as those risks that could arise for customers who have sufficient resources to service their debts as long as interest rates remain low but insufficient resources if interest rates rise, the Company generally does not promote or grant loans to borrowers who qualify for credit only if the associated initial interest rate is unusually low. Also, consumers are not encouraged to borrow the maximum amount for which they might qualify.

In addition, the Company does not offer interest-only type loans for protracted periods, and discourages loans where there are high loan-to-value or high debt-to-income ratios. The Company generally does not use credit scoring techniques in isolation as a basis for extending consumer credit.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2005 by $93,654,000, resulting in a cumulative gap ratio of .50. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2005 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
			December 31, 2005		
			(Dollars in thousands)		
Interest earning assets					
Interest bearing deposits due from banks	$ 182	$ -	$ -	$ -	$ 182
Securities	5,202	10,749	61,940	31,930	109,821
Federal Home Loan Bank stock	948	-	-	-	948
Federal funds sold	22,205	-	-	-	22,205
Loans (1)	38,326	16,207	100,011	13,874	168,418
Total interest earning assets	66,863	26,956	161,951	45,804	$ 301,574
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 33,148	$ -	$ -	$ -	$ 33,148
Savings	27,480	-	-	-	27,480
Time deposits $100M and over	22,424	21,773	25,146	-	69,343
Other time deposits	18,907	55,741	37,313	-	111,961
Short-term borrowings	3,500	-	-	-	3,500
Long-term debt	3,500	1,000	2,000	-	6,500
Total interest bearing liabilities	108,959	78,514	64,459	-	$ 251,932
Interest sensitivity gap	$ (42,096)	$ (51,558)	$ 97,492	$ 45,804	
Cumulative interest sensitivity gap	$ (42,096)	$ (93,654)	$ 3,838	$ 49,642	
Gap ratio	0.61	0.34			
Cumulative gap ratio	0.61	0.50			

(1) Loans are net of nonaccruing loans totaling $900,000.

The following table shows the Company's financial instruments that are sensitive to changes in interest rates. The Company uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal, and potential and probable calls of investment securities. For core deposits without contractual maturity (i.e., interest checking, savings and money market accounts), the table presents cash flows based on management's estimate of their most likely runoff pattern. Actual cash flows could vary significantly from the estimated amounts presented.

	2005 Year-End Average Yield / Rate	2006	2007	2008	2009	2010	Thereafter	Balance	Estimated Fair Value
					(Dollars in thousands)				
Interest earning assets									
Interest-bearing deposits with other banks	2.97%	$ 182	$ -	$ -	$ -	$ -	$ -	$ 182	$ 182
Investment securities	3.61%	35,103	9,774	19,503	13,312	11,075	21,053	109,820	109,741
Federal funds sold	4.25%	22,205	-	-	-	-	-	22,205	22,205
Loans	7.01%	97,274	28,640	19,094	20,544	2,769	997	169,318	165,856
Interest bearing liabilities									
Savings	2.26%	$ 27,480	$ -	$ -	$ -	$ -	$ -	$ 27,480	$ 27,480
Interest bearing transaction accounts	1.33%	33,148	-	-	-	-	-	33,148	33,148
Time deposits	3.79%	118,723	29,037	26,545	4,219	2,780	-	181,304	181,371
Total interest bearing deposits	3.10%	179,351	29,037	26,545	4,219	2,780	-	241,932	241,999
Short-term borrowings	4.60%	3,500	-	-	-	-	-	3,500	3,500
Long-term debt	3.89%	1,000	1,000	1,000	-	-	3,500	6,500	6,532

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheets of Community First Bancorporation and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community First Bancorporation and subsidiary as of December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with U. S. generally accepted accounting principles.

J. W. Hunt and Company, LLP

J. W. Hunt and Company, LLP
Columbia, South Carolina
January 26, 2006

Consolidated Balance Sheets
Community First Bancorporation and Subsidiary

	December 31, 2005	December 31, 2004
Assets		
Cash and due from banks (Note B)	$ 10,063,495	$ 5,652,056
Interest bearing deposits due from banks	181,892	36,139
Federal funds sold	22,205,000	34,214,000
Cash and cash equivalents	32,450,387	39,902,195
Securities available-for-sale (Note C)	102,069,706	92,083,693
Securities held-to-maturity (fair value of $7,671,093 for 2005 and $9,560,157 for 2004) (Note C)	7,750,610	9,368,609
Federal Home Loan Bank stock, at cost	948,400	1,011,100
Loans (Note D)	169,317,675	157,774,989
Allowance for loan losses	(2,266,086)	(2,239,873)
Loans - net	167,051,589	155,535,116
Premises and equipment - net (Note E)	6,804,647	4,412,780
Accrued interest receivable	1,628,754	1,331,458
Other assets	2,007,867	1,702,686
Total assets	$ 320,711,960	$ 305,347,637
Liabilities		
Deposits (Note F)		
Noninterest bearing	$ 38,060,728	$ 34,903,113
Interest bearing	241,931,871	233,245,112
Total deposits	279,992,599	268,148,225
Accrued interest payable	1,817,133	1,222,118
Short-term borrowings (Note G)	3,500,000	2,500,000
Long-term debt (Note H)	6,500,000	7,500,000
Other liabilities	47,840	40,849
Total liabilities	291,857,572	279,411,192
Commitments and contingent liabilities (Note M)		
Shareholders' equity (Note I)		
Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 2,798,409 for 2005 and 2,648,230 for 2004	26,955,661	24,216,002
Retained earnings	3,296,060	2,220,083
Accumulated other comprehensive income (loss)	(1,397,333)	(499,640)
Total shareholders' equity	28,854,388	25,936,445
Total liabilities and shareholders' equity	$ 320,711,960	$ 305,347,637

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Community First Bancorporation and Subsidiary

	Years Ended December 31,		
	2005	2004	2003
Interest income			
Loans, including fees	$ 11,497,766	$ 10,265,563	$ 9,938,187
Securities			
Taxable	3,564,081	3,285,186	2,269,718
Tax-exempt	149,880	73,013	26,427
Federal funds sold	667,735	295,000	402,559
Other	38,714	28,888	26,961
Interest bearing deposits due from banks	5,003	558	276
Total interest income	15,923,179	13,948,208	12,664,128
Interest expense			
Time deposits $100,000 and over	2,117,851	1,481,410	1,608,789
Other deposits	4,202,097	3,409,058	3,480,591
Short-term borrowings	17,971	26,975	-
Long-term debt	282,893	159,475	-
Total interest expense	6,620,812	5,076,918	5,089,380
Net interest income	9,302,367	8,871,290	7,574,748
Provision for loan losses (Note D)	250,000	380,000	521,842
Net interest income after provision	9,052,367	8,491,290	7,052,906
Other income			
Service charges on deposit accounts	1,580,043	1,524,179	1,461,488
Credit life insurance commissions	32,422	35,481	45,814
Gain (loss) on sale of securities (Note C)	-	(9,580)	80,488
Mortgage brokerage income	109,890	148,850	202,330
Other income	416,244	354,883	242,859
Total other income	2,138,599	2,053,813	2,032,979
Other expenses (Notes J and L)			
Salaries and employee benefits	2,902,693	2,779,863	2,420,268
Net occupancy expense	267,760	255,004	243,826
Furniture and equipment expense	344,687	320,217	288,229
Other expense	1,905,008	1,796,249	1,461,175
Total other expenses	5,420,148	5,151,333	4,413,498
Income before income taxes	5,770,818	5,393,770	4,672,387
Income tax expense (Note K)	2,040,892	1,957,063	1,667,418
Net income	$ 3,729,926	$ 3,436,707	$ 3,004,969
Per share (Note I)			
Net income, basic	$ 1.34	$ 1.24	$ 1.10
Net income, assuming dilution	1.27	1.18	1.05

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Community First Bancorporation and Subsidiary

	Common Stock			Accumulated	
	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance, January 1, 2003	2,242,417	$ 17,569,241	$ 2,137,103	$ 378,508	$ 20,084,852
Comprehensive income:					
Net income	-	-	3,004,969	-	3,004,969
Unrealized net holding losses on available-for-sale securities arising during the period, net of income tax effects of $294,953	-	-	-	(526,643)	(526,643)
Reclassification adjustment, net of income tax effects of $28,895	-	-	-	(51,592)	(51,592)
Total other comprehensive income (loss)	-	-	-	-	(578,235)
Total comprehensive income	-	-	-	-	2,426,734
Issuance of 5% stock dividend, including cash payment for fractional shares	112,117	2,018,106	(2,024,640)	-	(6,534)
Exercise of employee stock options	7,523	32,242	-	-	32,242
Balance, December 31, 2003	2,362,057	19,619,589	3,117,432	(199,727)	22,537,294
Comprehensive income:					
Net income	-	-	3,436,707	-	3,436,707
Unrealized net holding losses on available-for-sale securities arising during the period, net of income tax effects of $171,409	-	-	-	(306,053)	(306,053)
Reclassification adjustment, net of income tax effects of $3,439	-	-	-	6,140	6,140
Total other comprehensive income (loss)	-	-	-	-	(299,913)
Total comprehensive income	-	-	-	-	3,136,794
Issuance of 10% stock dividend, including cash payment for fractional shares	240,352	4,327,578	(4,334,056)	-	(6,478)
Exercise of employee stock options	45,821	268,835	-	-	268,835
Balance, December 31, 2004	2,648,230	24,216,002	2,220,083	(499,640)	25,936,445
Comprehensive income:					
Net income	-	-	3,729,926	-	3,729,926
Unrealized net holding losses on available-for-sale securities arising during the period, net of income tax effects of $502,764	-	-	-	(897,693)	(897,693)
Total other comprehensive income (loss)	-	-	-	-	(897,693)
Total comprehensive income	-	-	-	-	2,832,233
Issuance of 5% stock dividend, including cash payment for fractional shares	132,136	2,647,600	(2,653,949)	-	(6,349)
Exercise of employee stock options	18,043	92,059	-	-	92,059
Balance, December 31, 2005	2,798,409	$ 26,955,661	$ 3,296,060	$(1,397,333)	$ 28,854,388

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Community First Bancorporation and Subsidiary

	Years Ended December 31, 2005	2004	2003
Operating activities			
Net income	$ 3,729,926	$ 3,436,707	$ 3,004,969
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	250,000	380,000	521,842
Writedowns of foreclosed assets	25,000	125,000	-
Depreciation	298,889	284,033	245,281
Deferred income taxes	(43,114)	(10,440)	31,625
Amortization of net loan fees and costs	(96,374)	(93,669)	(69,999)
Securities accretion and premium amortization	275,137	799,472	1,045,958
Loss (gain) on sale of available-for-sale securities	-	9,580	(80,488)
Gain on sale of loans held for sale	-	-	(202,330)
Loss on sale or other disposition of fixed assets	5,000	-	-
Loss (gain) on sale of foreclosed assets	9,191	34,758	(1,009)
(Increase) decrease in interest receivable	(297,296)	92,847	(73,731)
Increase (decrease) in interest payable	595,015	(134,804)	287,745
Decrease (increase) in prepaid expenses	148,738	79,733	(290,503)
Increase (decrease) in other accrued expenses	6,991	(40,492)	19,434
Proceeds of sales of loans held for sale	-	-	4,631,235
Originations of loans held for sale	-	-	(4,217,778)
Net cash provided by operating activities	4,907,103	4,962,725	4,852,251
Investing activities			
Purchases of available-for-sale securities	(58,600,965)	(56,099,448)	(98,268,759)
Purchases of held-to-maturity securities	-	(9,949,464)	-
Maturities, calls and paydowns of available-for-sale securities	46,930,477	43,485,333	69,275,918
Maturities, calls and paydowns of held-to-maturity securities	1,626,880	584,492	-
Proceeds from sale of available-for-sale securities	-	5,272,766	4,069,965
Purchases of other investments	(162,300)	(260,900)	(195,700)
Proceeds of redemptions of other investments	225,000	-	-
Net increase in loans made to customers	(11,670,099)	(10,509,396)	(11,293,567)
Purchases of premises and equipment	(2,695,756)	(179,551)	(550,982)
Proceeds from sale of foreclosed assets	57,768	489,139	61,009
Proceeds from sale of real estate held for sale	-	741,522	-
Net cash used by investing activities	(24,288,995)	(26,425,507)	(36,902,116)
Financing activities			
Net (decrease) increase in demand deposits, interest bearing transaction accounts and savings accounts	(1,966,994)	7,330,419	20,240,116
Net increase in certificates of deposit and other time deposits	13,811,368	4,267,084	24,671,979
Net increase in short-term borrowings	1,000,000	2,500,000	-
Proceeds of issuing long-term debt	-	7,500,000	-
Repayment of long-term debt	(1,000,000)	-	-
Payment of cash in lieu of fractional shares for stock dividend	(6,349)	(6,478)	(6,534)
Exercise of employee stock options	92,059	268,835	32,242
Net cash provided by financing activities	11,930,084	21,859,860	44,937,803
(Decrease) increase in cash and cash equivalents	(7,451,808)	397,078	12,887,938
Cash and cash equivalents, beginning	39,902,195	39,505,117	26,617,179
Cash and cash equivalents, ending	$ 32,450,387	$ 39,902,195	$ 39,505,117
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Interest (net of amount capitalized)	$ 6,025,797	$ 5,211,712	$ 4,801,635
Income taxes	1,980,856	1,922,666	1,672,319
Noncash investing and financing activities:			
Transfer of loans to foreclosed assets	-	141,364	796,813
Transfer from real estate held for sale to premises and equipment	-	63,481	-
Transfers from retained earnings to common stock in connection with stock dividends	2,647,600	4,327,578	2,018,106
Other comprehensive income (loss)	(897,693)	(299,913)	(578,235)

See accompanying notes to consolidated financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization Community First Bancorporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Community First Bank, are engaged in providing domestic commercial banking services from their headquarters office in Walhalla, and other offices in Seneca, Anderson, Williamston and Westminster, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

Community First Bank is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina. Also, substantially all of its deposits are acquired within its local market areas and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiary are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform with the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Accounting Estimates In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Concentrations of Credit Risk Most of the Company's, and its banking subsidiary's, activities are with customers located within the local market areas of Oconee and Anderson Counties of South Carolina. Note C discloses the types of securities invested in, and Note D discusses the types of lending engaged in. The ability of borrowers to comply with the terms of their loan contracts is largely dependent upon local real estate and general economic conditions in the Company's market areas. The Company and its subsidiary do not have any significant concentrations to any single industry or customer. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk as that term is used in Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Values of Financial Instruments."

Securities Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Federal Home Loan Bank Stock Federal Home Loan Bank stock is a restricted security and is carried at cost. Management periodically evaluates this stock for impairment, with any appropriate downward valuation adjustments being made when necessary.

Loans and Interest Income Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans include non-accrual loans and loans past due according to their contractual terms 90 days or more with respect to interest or principal payments. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is probable, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating uncertain future events and their potential effects based on judgments applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific amounts are determined when necessary on individual loans based on management's evaluation of the Company's credit loss exposure considering the current payment status, underlying collateral and other known information about the particular borrower's circumstances. Typically, these loans are considered impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount deemed appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers' assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's internal auditor who is independent of the lending function.

Premises and Equipment Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Foreclosed Assets Assets (primarily real estate and vehicles) acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property as of that date are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in net foreclosed assets costs and expenses. The carrying value of foreclosed assets included in the balance sheets was $137,321 and $229,280 as of December 31, 2005 and 2004, respectively.

Transfers of Financial Assets Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising The Company expenses advertising and promotion costs as they are incurred.

Retirement Plan The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note L. The Company does not sponsor any postretirement or postemployment benefits.

Deferred Income Taxes The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Stock-Based Compensation As of December 31, 2005, the Company has two stock-based employee compensation plans, which are described more fully in Note I. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. Per share amounts have been adjusted to reflect the effects of a 5% stock dividend as of November 30, 2005, a 10% stock dividend effective November 30, 2004 and a 5% stock dividend effective November 28, 2003.

	Years Ended December 31, 2005	2004	2003
Net income, as reported	$ 3,729,926	$ 3,436,707	$ 3,004,969
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of any related tax effects	(237,807)	(235,535)	(226,091)
Pro forma net income	$ 3,492,119	$ 3,201,172	$ 2,778,878
Net income per share, basic			
As reported	$ 1.34	$ 1.24	$ 1.10
Pro forma	1.25	1.15	1.02
Net income per share, assuming dilution			
As reported	$ 1.27	$ 1.18	$ 1.05
Pro forma	1.19	1.10	0.97

Prior to 2005, the Company was a non-public company under the definition of SFAS No. 123 and was eligible to, and did, use the minimum value method to compute the fair value of its stock options. The minimum value method does not incorporate an assumption about the volatility of the market price of the underlying security into the calculation of the grant date fair value of stock options. Throughout 2005, the Company's common stock was traded in a public market and its market prices were quoted on the Over-The-Counter Bulletin Board. Accordingly, in 2005, the Company was no longer eligible to use the minimum value method and implemented the SFAS No. 123 fair value method. That method includes an explicit market price volatility assumption. The effect of this change in calculation method was not material with respect to pro forma net income shown above. Had the minimum value method been used to value stock options granted in 2005, pro-forma compensation expense for 2005 would have been approximately $222,049, pro forma net income per share, basic would have been $1.32 and pro forma net income per share, diluted would have been $1.25.

The fair values of options granted during 2005, 2004 and 2003 were $8.46, $9.39, and $9.59 per share, respectively. For 2005, the fair value was estimated as of the grant date using the fair value method of SFAS No. 123 and the following assumptions: dividend yield of 0%, expected life of 10 years, risk free interest rate of 4.38% and stock price volatility of 25.71%. Because of the limited time during which the Company's stock has traded in a public market, the Company has estimated stock price volatility based primarily on the historic volatility of another bank holding company domiciled in South Carolina and which was founded at about the same time as the Company. Management believes that the other bank holding company is sufficiently similar to the Company in its operating history to make it a suitable reference for estimating the volatility of the Company's stock price over time. For 2004 and 2003, fair value was estimated as of the date of the grant using the minimum value option pricing method. The following assumptions were used for grants in 2004 and 2003: dividend yield of 0%, expected life of 10 years, and risk-free interest rates of 4.36%, and 3.87%, respectively.

Earnings Per Share Basic net income per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per share, assuming dilution, is calculated by dividing net income by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note I.

Comprehensive Income Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note I.

Consolidated Statement of Cash Flows The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2005 and 2004 were approximately $1,953,000 and $1,500,000, respectively.

NOTE C– SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31,							
	2005				2004			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
U.S. Government agencies	$ 58,978,413	$ 20,696	$ 995,563	$ 58,003,546	$ 47,152,289	$ 5,750	$ 389,675	$ 46,768,364
Mortgage-backed securities	35,250,267	1,462	1,145,702	34,106,027	43,644,218	58,518	488,214	43,214,522
State, county and municipal	10,020,953	28,767	89,587	9,960,133	2,066,656	35,456	1,305	2,100,807
Total	$ 104,249,633	$ 50,925	$ 2,230,852	$ 102,069,706	$ 92,863,163	$ 99,724	$ 879,194	$ 92,083,693
Held-to-maturity								
U.S. Government agencies	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	7,750,610	-	79,517	7,671,093	9,368,609	191,548	-	9,560,157
State, county and municipal	-	-	-	-	-	-	-	-
Total	$ 7,750,610	$ -	$ 79,517	$ 7,671,093	$ 9,368,609	$ 191,548	$ -	$ 9,560,157

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31, 2005			
	Available-for-sale		Held-to-maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$ 15,495,567	$ 15,289,508	$ -	$ -
Due after one through five years	41,763,919	41,021,645	-	-
Due after five through ten years	3,747,614	3,711,502	-	-
Due after ten years	7,992,266	7,941,024	-	-
	68,999,366	67,963,679	-	-
Mortgage-backed securities	35,250,267	34,106,027	7,750,610	7,671,093
Total	$ 104,249,633	$ 102,069,706	$ 7,750,610	$ 7,671,093

The estimated fair values and gross unrealized losses of all of the Company's investment securities whose estimated fair values were less than amortized cost as of December 31, 2005 and 2004 which had not been determined to be other-than-temporarily impaired, are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2005					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Treasury obligations and direct obligations of U.S. government agencies	$ 14,120,482	$ 133,275	$ 40,886,814	$ 862,288	$ 55,007,296	$ 995,563
Federal agency mortgage-backed securities	8,526,327	193,958	25,283,999	951,744	33,810,326	1,145,702
State, county and municipal securities	5,986,258	89,587	-	-	5,986,258	89,587
Total	$ 28,633,067	$ 416,820	$ 66,170,813	$ 1,814,032	$ 94,803,880	$ 2,230,852
Held-to-maturity						
Federal agency mortgage-backed securities	$ 7,750,610	$ 79,517	$ -	$ -	$ 7,750,610	$ 79,517
Total	$ 7,750,610	$ 79,517	$ -	$ -	$ 7,750,610	$ 79,517

	December 31, 2004					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Treasury obligations and direct obligations of U.S. government agencies	$ 40,332,547	$ 355,302	$ 2,166,813	$ 34,373	$ 42,499,360	$ 389,675
Federal agency mortgage-backed securities	19,437,482	275,362	10,595,571	212,852	30,033,053	488,214
State, county and municipal securities	243,395	1,305	-	-	243,395	1,305
Total	$ 60,013,424	$ 631,969	$ 12,762,384	$ 247,225	$ 72,775,808	$ 879,194

At December 31, 2005, fifty three securities had been continuously in an unrealized loss position for less than twelve months and seventy four securities had been continuously in an unrealized loss position for twelve months or more. The Company does not consider these investments to be other-than-temporarily impaired because the unrealized losses resulted primarily from the volatility of interest rates and the securities consist of issuances of U.S. Government Agencies or U.S. Government-sponsored agencies. Although the Company classifies a majority of its investment securities as available-for-sale, management has not determined that any specific securities will be disposed of prior to maturity. In addition, there have been no significant adverse changes in the credit ratings of any of the security issuers that would indicate the Company will be unable to collect all principal and interest amounts according to contractual terms. All of the issuers of state, county and municipal securities held were rated at least "investment grade" as of December 31, 2005 and 2004.

During 2005, the Company did not sell any available-for -sale securities. During 2004, the Company sold available-for-sale securities with amortized costs totaling $5,282,346 for proceeds of $5,272,766, resulting in gross realized gains of $41,974 and gross realized losses of $51,554. The income tax provision credited to expense applicable to the net realized losses of $9,580 was $3,439. During 2003, the Company sold available-for-sale securities with amortized costs totaling $3,989,477 for proceeds of $4,069,965, resulting in gross realized gains of $107,420 and gross realized losses of $26,932. The income tax provision charged to expense applicable to the net realized gain of $80,488 was $28,895. There were no transfers of available-for-sale securities to other categories in 2005, 2004 or 2003.

At December 31, 2005 and 2004, securities with a carrying value of $68,819,737 and $47,286,217, respectively, were pledged as collateral to secure public deposits.

NOTE D – LOANS

Loans consisted of the following:

	December 31, 2005	December 31, 2004
Commercial, financial and industrial	$ 23,008,656	$ 24,278,799
Real estate- construction	674,269	338,073
Real estate - mortgage	120,547,171	109,984,976
Consumer installment	25,087,579	23,173,141
Total	169,317,675	157,774,989
Allowance for loan losses	(2,266,086)	(2,239,873)
Loans - net	$ 167,051,589	$ 155,535,116

Net deferred loan fees of $204,231 and $190,335 were allocated to the various loan categories as of December 31, 2005 and 2004, respectively.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of activity regarding the Company's impaired loans:

	December 31, 2005	December 31, 2004
Investment in impaired loans		
Nonaccrual	$ 900,044	$ 1,464,593
Accruing 90 days and over past due	5,000	8,677
Total	$ 905,044	$ 1,473,270
Average total investment in impaired loans during the year	$ 1,052,000	$ 1,039,000
Allowance for loan losses on impaired loans at year end	311,163	620,662

The average total investment in impaired loans during 2003 was $832,000. There were no irrevocable commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2005.

As of December 31, 2005 and 2004, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31, 2005	2004	2003
Balance at January 1	$ 2,239,873	$ 2,196,500	$ 1,950,000
Provision charged to expense	250,000	380,000	521,842
Recoveries	79,374	24,662	29,626
Charge-offs	(303,161)	(361,289)	(304,968)
Balance at December 31	$ 2,266,086	$ 2,239,873	$ 2,196,500

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $7,839,433 and $8,880,609 at December 31, 2005 and 2004, respectively. During 2005, $2,944,527 of new loans were made and repayments totaled $3,985,703.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31, 2005	December 31, 2004
Land	$ 2,916,997	$ 1,374,047
Buildings and land improvements	2,859,008	2,763,574
Furniture and equipment	2,303,286	2,200,956
Construction in progress	950,042	-
Total	9,029,333	6,338,577
Accumulated depreciation	2,224,686	1,925,797
Premises and equipment - net	$ 6,804,647	$ 4,412,780

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $298,889, $284,033, and $245,281, respectively. During 2005, the Company capitalized interest of $13,176 to construction in progress.

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31, 2005	December 31, 2004
Noninterest bearing demand	$ 38,060,728	$ 34,903,113
Interest bearing transaction accounts	33,148,225	34,055,022
Savings	27,479,937	31,697,749
Time deposits $100,000 and over	69,342,755	61,673,173
Other time deposits	111,960,954	105,819,168
Total deposits	$ 279,992,599	$ 268,148,225

As of December 31, 2005 and 2004, local governmental deposits comprised approximately 13% and 15% of total deposits, respectively. As of December 31, 2005 and 2004, $137,031 and $137,340, respectively, of overdrawn demand deposit balances have been reclassified as loans.

At December 31, 2005, the scheduled maturities of time deposits are as follows:

Year	Amount
2006	$ 118,722,859
2007	29,036,737
2008	26,544,578
2009	4,219,319
2010	2,780,216

NOTE G – SHORT-TERM BORROWINGS

Short-term borrowings consisted of:

	December 31, 2005	December 31, 2004
Federal funds purchased	$ 3,500,000	$ -
Short-term borrowings from Federal Home Loan Bank	-	2,500,000
Total short-term borrowings	$ 3,500,000	$ 2,500,000

As of December 31, 2005, short-term borrowings consisted of federal funds purchased from a correspondent bank at a rate of 4.60% which were repayable on January 3, 2006. As of December 31, 2004, short-term borrowings consisted of $1,500,000 of Daily Rate Advances, which was repaid at the Bank's option on March 3, 2005, and a $1,000,000 one-year Fixed Rate Credit Advance due June 18, 2005, each obtained from the Federal Home Loan Bank of Atlanta ("FHLB"). As of December 31, 2004, the variable interest rate payable on the Daily Rate Advances was 2.44% and on the one year Fixed Rate Credit Advance was 2.43%. See Note H for information regarding collateral requirements related to the FHLB borrowing arrangement.

As of December 31, 2005, the banking subsidiary had unused short-term credit accommodations available from unrelated banks which allow the banking subsidiary to purchase up to $8,900,000 of federal funds. The accommodations limit the Bank's ability to obtain funds to, in one case, seven consecutive days, or, in the other case, fourteen days in any calendar month. The counterparties may, in their sole discretion, allow the banking subsidiary to borrow for time periods longer than indicated above, but higher rates would be charged for such borrowings, if any are allowed. There were no borrowings under these facilities in 2004.

NOTE H – LONG-TERM DEBT

Long-term debt consisted of:

	December 31, 2005	December 31, 2004
Fixed rate notes due to FHLB due in annual installments of $1,000,000 beginning in 2005	$ 3,000,000	$ 4,000,000
Variable rate note due to FHLB due June 18, 2014	3,500,000	3,500,000
	$ 6,500,000	$ 7,500,000

Long-term debt represents amounts borrowed from the FHLB under the FHLB's Fixed Rate Advance Credit and Convertible Advance programs. Borrowings obtained under the Fixed Rate Credit program total $3,000,000 at rates ranging from 3.29% to 4.40%, maturing in $1,000,000 increments on June 18 of each year from 2006 through 2008. The remaining $3,500,000 is an FHLB Convertible Advance bearing interest initially at 3.92% and maturing June 18, 2014. The interest rate on this Convertible Advance remained at its initial value subject to the FHLB's option to convert the advance to a variable rate instrument on any quarterly interest payment date on or after June 18, 2005 if the 3-month LIBOR rate is 7.00% or greater. In the event of such conversion, this advance would thereafter be subject to a variable interest rate until maturity. As of December 31, 2005, the 3-month LIBOR rate was 4.54%. Each of the Fixed Rate and Convertible Advances may be prepaid on any quarterly interest payment date at the Company's option. With limited exceptions, any such prepayments would be subject to a prepayment penalty.

The contractual maturities of long-term debt are as follows:

		December 31, 2005	
	Fixed Rate	Variable Rate	Total
Due in 2006	$ 1,000,000	$ -	$ 1,000,000
Due in 2007	1,000,000	-	1,000,000
Due in 2008	1,000,000	-	1,000,000
Due after 2010	-	3,500,000	3,500,000
Total long-term debt	$ 3,000,000	$ 3,500,000	$ 6,500,000

The Company has pledged all of its first mortgage loans secured by one-to-four family residential properties and its holdings of FHLB stock, included in the balance sheet in other investments, (collectively, "qualifying collateral instruments") to secure its debt due to the FHLB under a blanket lien agreement. The amount of qualifying collateral instruments as of December 31, 2005 was approximately $60,459,000. The qualifying collateral instruments required to secure the Company's short-term borrowings and long-term debt as of December 31, 2005 was approximately $8,351,000.

The banking subsidiary had unused credit availability under the FHLB's blanket lien agreement of up to an additional $28,845,000 under the FHLB's various credit programs, subject to pledging and other requirements. The amount of eligible collateral instruments remaining available as of December 31, 2005 to secure any additional FHLB borrowings totaled approximately $52,108,000.

NOTE I – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the subsidiary's current year-to-date earnings ($3,750,938 at December 31, 2005) are subject to the prior approval of the South Carolina Commissioner of Banking. Therefore, $23,971,877 of the Company's equity in the net assets of the bank was restricted as of December 31, 2005. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are generally limited to 10% of the Bank's capital stock and surplus on a secured basis.

Stock Dividends For stockholders of record on November 30, 2005, November 30, 2004 and November 28, 2003 the Company's Board of Directors declared stock dividends of 5%, 10% and 5%, respectively. All per share information has been retroactively adjusted to give effect to the stock dividends.

Accumulated Other Comprehensive Income (Loss) As of December 31, 2005 and 2004, accumulated other comprehensive income (loss) included as a component of shareholders' equity in the accompanying consolidated balance sheets consisted of accumulated changes in the unrealized holding gains and (losses) on available-for-sale securities, net of income tax effects, amounting to $(1,397,333) and $(499,640) respectively.

Earnings per Share Net income per share and net income per share, assuming dilution, were computed as follows:

	Years Ended December 31,		
	2005	2004	2003
Net income per share, basic			
Numerator - net income	$ 3,729,926	$ 3,436,707	$ 3,004,969
Denominator			
Weighted average common shares issued and outstanding	2,783,241	2,771,747	2,726,864
Net income per share, basic	$ 1.34	$ 1.24	$ 1.10
Net income per share, assuming dilution			
Numerator - net income	$ 3,729,926	$ 3,436,707	$ 3,004,969
Denominator			
Weighted average common shares issued and outstanding	2,783,241	2,771,747	2,726,864
Effect of dilutive stock options	161,073	147,363	139,153
Total shares	2,944,314	2,919,110	2,866,017
Net income per share, assuming dilution	$ 1.27	$ 1.18	$ 1.05

Regulatory Capital All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2005 and 2004, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2005, the most recent notification from the FDIC categorized Community First Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, Community First Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank's category. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. The Company's and Community First Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$ 32,518	16.7%	$ 15,563	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 30,252	15.6%	$ 7,781	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 30,252	9.7%	$ 12,433	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 29,120	16.1%	$ 15,563	8.0%	$ 19,453	10.0%
Tier 1 Capital to risk weighted assets	$ 31,386	15.0%	$ 7,781	4.0%	$ 11,672	6.0%
Tier 1 Capital to average assets (leverage)	$ 31,386	9.4%	$ 12,433	4.0%	$ 15,541	5.0%
December 31, 2004						
The Company						
Total Capital to risk weighted assets	$ 28,176	13.9%	$ 16,182	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 25,936	12.8%	$ 8,091	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 25,936	8.7%	$ 11,884	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 27,610	13.7%	$ 16,182	8.0%	$ 20,227	10.0%
Tier 1 Capital to risk weighted assets	$ 25,370	12.5%	$ 8,092	4.0%	$ 12,136	6.0%
Tier 1 Capital to average assets (leverage)	$ 25,370	8.5%	$ 11,884	4.0%	$ 14,855	5.0%

Stock Options In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 617,720 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options may be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. In 1990, the shareholders approved the 1989 Incentive Stock Option Plan. The 1989 plan provided for the granting of options to certain eligible employees and reserved 431,735 shares (adjusted for stock dividends and splits) of authorized common stock for issuance upon the exercise of such options. Although some options granted under the 1989 Plan can still be exercised, no further options may be granted under the 1989 Plan. For all stock options ever granted under the two plans through the end of 2005, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, or if there is a change in control of the Company, in accordance with the provisions of the two plans. Options awarded during 2005, 2004 and 2003 provided for 20% vesting immediately upon award, with 20% vesting on the anniversary date of the award for each of the four subsequent years, and ten year expiration dates.

Transactions under the plans are summarized as follows:

	Years Ended December 31,					
	2005		2004		2003	
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of year	412,716	$ 10.59	400,481	$ 9.23	398,316	$ 8.96
Granted	34,755	18.10	68,318	14.41	11,279	14.02
Exercised	(18,043)	5.07	(52,922)	5.08	(9,102)	3.54
Forfeited or expired	(1,148)	14.68	(3,161)	12.72	(13)	3.26
Outstanding at end of year	428,280	11.43	412,716	10.59	400,481	9.23
Options exercisable at year-end	349,690	$ 10.49	325,621	$ 9.70	333,248	$ 8.48

Numbers of shares and exercise prices have been adjusted in the table above for a 5% stock dividend effective November 30, 2005, a 10% stock dividend effective November 30, 2004, and for a 5% stock dividend effective November 28, 2003.

The following table summarizes information about the options outstanding:

	December 31, 2005				
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 3.28 to $ 5.99	123,193	1.97	$ 5.56	123,193	$ 5.56
12.30 to 13.47	192,723	4.95	12.80	186,331	12.79
13.98 to 18.10	112,364	8.52	15.50	40,166	14.96
	428,280	5.03	$ 11.43	349,690	$ 10.49

Of the 1,049,455 shares of the Company's authorized common stock originally reserved for issuance upon the exercise of options under the plans, 193,914 shares authorized under the 1998 plan remain available for future grants as of December 31, 2005.

NOTE J – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31,		
	2005	2004	2003
Salaries and employee benefits	$ 2,902,693	$ 2,779,863	$ 2,420,268
Net occupancy expense	267,760	255,004	243,826
Furniture and equipment expense	344,687	320,217	288,229
Other expense			
Stationery, printing and postage	247,126	260,264	275,898
Telephone	102,249	96,223	76,000
Advertising and promotion	97,258	82,135	100,522
Professional services	169,465	150,837	133,130
Insurance	67,374	50,284	36,769
FDIC insurance assessment	35,785	42,600	30,439
Directors' fees	100,800	112,400	113,700
Foreclosed assets costs and expenses, net	42,933	188,936	30,255
Data processing expenses	236,445	192,262	130,229
Other	805,573	620,308	534,233
Total	$ 5,420,148	$ 5,151,333	$ 4,413,498

NOTE K – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31, 2005	2004	2003
Current			
Federal	$ 1,915,653	$ 1,811,676	$ 1,498,380
State	168,353	155,827	137,413
Total current	2,084,006	1,967,503	1,635,793
Deferred			
Federal	(43,114)	(10,440)	31,625
State	-	-	-
Total deferred	(43,114)	(10,440)	31,625
Total income tax expense	$ 2,040,892	$ 1,957,063	$ 1,667,418

The principal components of the deferred portion of income tax expense or (credit) were:

	Years Ended December 31, 2005	2004	2003
Provision for loan losses	$ (8,656)	$ (9,872)	$ (78,965)
Accelerated depreciation	(29,869)	12,645	129,972
Deferred net loan costs and fees	(4,589)	(3,307)	(19,382)
Writedowns of other real estate	-	(9,906)	-
Total	$ (43,114)	$ (10,440)	$ 31,625

Income before income taxes presented in the consolidated statement of income for the years ended December 31, 2005, 2004 and 2003 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31, 2005	2004	2003
Tax expense at statutory rate	$ 1,962,078	$ 1,833,882	$ 1,588,612
State income tax, net of federal income tax benefit	111,403	102,846	90,693
Tax-exempt interest income	(60,143)	(37,392)	(22,089)
Non-deductible interest expense to carry tax-exempt instruments	7,209	3,344	1,932
Other, net	20,345	54,383	8,270
Total	$ 2,040,892	$ 1,957,063	$ 1,667,418

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

	December 31, 2005		December 31, 2004	
Deferred tax assets				
Allowance for loan losses	$	601,030	$	592,374
Writedowns of other real estate		9,906		9,906
Deferred net loan fees		67,438		62,849
Unrealized net holding losses on available-for-sale securities		782,594		279,830
Gross deferred tax assets		1,460,968		944,959
Valuation allowance		-		-
Total		1,460,968		944,959
Deferred tax liabilities				
Accelerated depreciation		219,161		249,030
Gross deferred tax liabilities		219,161		249,030
Net deferred income tax assets	$	1,241,807	$	695,929

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2005, 2004 and 2003, $502,764 was credited, $167,970 was credited, and $323,848 was credited to other comprehensive income or loss, respectively. In 2005, $43,114 was credited to income tax expense; in 2004, $10,440 was credited to income tax expense; and, in 2003, $31,625 was charged to income tax expense.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2005 and 2004 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

NOTE L – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. The Company matches $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2005, 2004 and 2003 totaled $58,983, $62,284, and $44,848, respectively.

NOTE M – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31, 2005	December 31, 2004
Loan commitments	$ 23,653,192	$ 19,771,069
Standby letters of credit	873,880	883,600

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Litigation The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2005. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

New Corporate Office Building In 2005, the Company entered into a $1,700,000 contract to build a new corporate office building in Seneca, South Carolina. As of December 31, 2005, $891,000 had been expended on this contract and $59,000 had been paid for other related costs. In addition to the $809,000 remaining on the building contract, management estimates additional expenditures of approximately $250,000 to furnish and equip the building. The building will house an additional banking office, mortgage lending department, and executive and other administrative support offices. The building is expected to be completed and ready for occupancy in the second quarter of 2006.

Westminster Office In May of 2003, a temporary banking office facility opened for commercial operations in Westminster, South Carolina on land purchased in 2002. Management has not yet formulated plans, or considered a capital budget, for a future permanent facility in Westminster.

Other The Company and its banking subsidiary are not involved in other off-balance-sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

NOTE N – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *"Disclosures about Fair Values of Financial Instruments,"* as amended, requires disclosure of the estimated fair value of on-balance sheet and off-balance sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. No active trading market exists for a significant portion of the Company's financial instruments. Fair value estimates for these instruments are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include net deferred tax assets and premises and equipment. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

For cash and due from banks, interest bearing deposits due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of accrued interest receivable or payable approximate fair values.

The fair value of U.S. Government agencies debt securities is estimated based on published closing quotations. The fair value of state, county and municipal securities is generally not available from published quotations; consequently, their fair values estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the securities being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes.

The fair value of FHLB stock approximates the carrying amount.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently offered for loans with similar terms and credit quality. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is estimated as the amount payable on demand, or carrying amount. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The fair values of the Company's short-term borrowings approximate their carrying amounts.

The fair values of fixed rate long-term debt instruments are estimated using discounted cash flow analyses, based on the borrowing rates currently in effect for similar borrowings. The fair values of variable rate long-term debt instruments are estimated at the carrying amount.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

	December 31,			
	2005		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	$ 10,063,495	$ 10,063,495	$ 5,652,056	$ 5,652,056
Interest bearing deposits due from banks	181,892	181,892	36,139	36,139
Federal funds sold	22,205,000	22,205,000	34,214,000	34,214,000
Securities available-for-sale	102,069,706	102,069,706	92,083,693	92,083,693
Securities held-to-maturity	7,750,610	7,671,093	9,368,609	9,560,157
Federal Home Loan Bank stock	948,400	948,400	1,011,100	1,011,100
Loans	167,051,589	165,856,000	155,535,116	155,961,000
Accrued interest receivable	1,628,754	1,628,754	1,331,458	1,331,458
Financial liabilities				
Deposits	279,992,599	280,060,000	268,148,225	269,244,000
Accrued interest payable	1,817,133	1,817,133	1,222,118	1,222,118
Short-term borrowings	3,500,000	3,500,000	2,500,000	2,500,000
Long-term debt	6,500,000	6,532,000	7,500,000	7,694,000

The following is a summary of the notional or contractual amounts and estimated fair values of the Company's off-balance sheet financial instruments:

	December 31,			
	2005		2004	
	Notional/ Contract Amount	Estimated Fair Value	Notional/ Contract Amount	Estimated Fair Value
Off-balance sheet commitments				
Loan commitments	$23,653,192	$ -	$ 19,771,069	$ -
Standby letters of credit	873,880	-	883,600	-

NOTE O – ACCOUNTING CHANGES

Share-Based Payment Management will adopt the provisions of SFAS No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment," effective January 1, 2006, as required under the provisions of that Statement and applicable Securities and Exchange ("SEC") Commission Rules. That Statement requires that stock-based compensation awards be measured and reported at their grant date fair value, with their costs recognized generally over the vesting period of the awards. The fair value of such stock-based awards is affected by the Company's stock price and by assumptions regarding a number of complex and subjective variables and the related tax impact. In addition, in March, 2005, the Securities and Exchange Commission issued its Staff Accounting Bulletin No. 107 which expresses the views of the SEC staff regarding the interaction between SFAS No 123(R) and certain SEC rules and regulations as well as the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. The provisions of, and guidance provided in, SAB No. 107 will be incorporated into the Company's implementation of SFAS No. 123(R).

The Company will recognize the compensation cost for stock-based awards on a straight-line basis over the requisite service period for the entire award and at present intends to use the modified prospective transition method of accounting for previously issued stock options. Accordingly, only costs associated with the unvested portions of prior awards and awards granted after December 31, 2005 will affect the Company's financial position and results of operations. In 2006 and 2007, we expect to recognize compensation expenses of approximately $121,000 and $152,000, respectively, related to previously-issued, unvested stock options.

SFAS 123(R) also amends SFAS No. 95 to require that excess tax benefits resulting from those transactions be reported as financing cash flows rather than as a reduction of taxes paid.

Management expects that adoption of SFAS No. 123(R) will affect the Company's future net income and net income per share calculations in much the same manner as previously reported in the pro forma disclosures as provided in Note A to these consolidated financial statements.

Other-Than-Temporarily Impaired Investments On November 3, 2005, the Financial Accounting Standards Board issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1 which reverts to other-than-temporary impairment ("OTTI") guidance that existed prior to the effective date of Emerging Issues Task Force ("EITF") Issue 03-1. However, the new FSP retains the disclosure requirements of 03-1 that have been in effect since the end of 2003.

FSP FAS 115-1 and 124-1 requires the application of a three-step model to assess and account for investments that may be impaired. If an investment is found to be impaired (its fair value is less than the recorded cost), the extent of the impairment is assessed using the guidance contained in Paragraph 16 of SFAS No. 115, SEC Staff Accounting Bulletin Topic 5.M, Paragraph 6 of Accounting Principles Board Opinion 18 and EITF Issue 99-20. If the assessment results in a conclusion that the impairment is other-than-temporary, an impairment loss equal to the amount that the investment's recorded cost exceeds its fair value is recognized in earnings and the investment's carrying value is reduced to its fair value. That fair value becomes the investment's new "cost" basis and any subsequent recoveries of fair value are not recognized. After recognition of an impairment loss, income recognition is based on the investment's estimated cash flows rather than its contractual cash flows, and any discount or premium would be amortized over the remaining life of the security.

The provisions of this FSP were adopted as of December 31, 2005, as permitted, and had no effects on the financial position or results of operations of the Company.

Accounting Changes and Error Corrections In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This Statement applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. The Statement requires that changes in accounting principles be applied retrospectively unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In those cases, retrospective application of the new accounting principle is required to be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable with a corresponding adjustment to retained earnings (or other appropriate equity account) at that time. If application of the new principle is impracticable for all prior periods, then it is to be adopted prospectively from the earliest date practicable. Only the direct effects of the change are to be applied retrospectively; indirect changes are accounted for in the period of the change.

This Statement also requires that certain changes in accounting methods be accounted for as a change in accounting estimate effected by a change in accounting principle with retrospective application applied.

This Statement carries forward the guidance of APB Opinion 20 with regards to corrections of accounting errors. Restatement of prior periods financial statements is required in these cases, with adjustments made to the carrying amounts of assets and liabilities, with an offsetting capital account adjustment, as of the beginning of the first period presented.

This Statement was adopted effective January 1, 2006 and had no effect on the Company's financial position or results of operations for any period presented in the consolidated financial statements.

NOTE P – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

	December 31, 2005	December 31, 2004
Condensed Balance Sheets		
Assets		
Cash	$ 1,120,748	$ 1,053,425
Investment in banking subsidiary	27,722,815	24,869,570
Other assets	10,825	13,450
Total assets	$ 28,854,388	$ 25,936,445
Liabilities		
Other liabilities	$ -	$ -
Shareholders' equity	28,854,388	25,936,445
Total liabilities and shareholders' equity	$ 28,854,388	$ 25,936,445

	Years Ended December 31, 2005	2004	2003
Condensed Statements of Income			
Income			
Interest income	$ 15,191	$ 8,973	$ 13,093
Other income	6,070	6,149	2,875
Total income	21,261	15,122	15,968
Expenses			
Other expenses	53,098	54,682	41,779
Total expenses	53,098	54,682	41,779
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(31,837)	(39,560)	(25,811)
Income tax expense (credit)	(10,825)	(13,450)	(8,776)
Equity in undistributed earnings of banking subsidiary	3,750,938	3,462,817	3,022,004
Net income	$ 3,729,926	$ 3,436,707	$ 3,004,969

	2005	2004	2003
	Years Ended December 31,		
Condensed Statements of Cash Flows			
Operating activities			
Net income	$ 3,729,926	$ 3,436,707	$ 3,004,969
Adjustments to reconcile net income to net cash used by operating activities			
Equity in undistributed earnings of banking subsidiary	(3,750,938)	(3,462,817)	(3,022,004)
Decrease (increase) in other assets	2,625	(4,674)	(2,079)
Net cash used by operating activities	(18,387)	(30,784)	(19,114)
Financing activities			
Exercise of employee stock options	92,059	268,835	32,242
Payment of cash in lieu of fractional shares for stock dividend	(6,349)	(6,478)	(6,534)
Net cash provided by financing activities	85,710	262,357	25,708
Increase in cash and cash equivalents	67,323	231,573	6,594
Cash and cash equivalents, beginning	1,053,425	821,852	815,258
Cash and cash equivalents, ending	$ 1,120,748	$ 1,053,425	$ 821,852

Board of Directors, Community First Bancorporation and Community First Bank

Dr. Larry S. Bowman Vice Chairman	Orthopedic Surgeon, Blue Ridge Orthopedic Association, P.A.
William M. Brown Secretary	President and Chief Executive Officer, Lindsay Oil Company, Inc.
Robert H. Edwards	President, Edwards Auto Sales, Inc.
Blake L. Griffith	President, Griffith Properties, LLC
John R. Hamrick	President, Lake Keowee Real Estate, Inc. and President, John Hamrick Real Estate
James E. McCoy Chairman	Plant Manager, Walhalla, Timken Company (Manufacturing)
Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer, Community First Bancorporation and Community First Bank
Gary V. Thrift	President, Thrift Development Corporation (General Contractor) and Vice President, Thrift Group, Inc. (Building Supplies)
James E. Turner	Chairman of the Board, Turner's Jewelers, Inc.
Charles L. Winchester	President, Winchester Lumber Company, Inc.

Officers, Community First Bancorporation

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
William M. Brown	Secretary

Anderson Area Advisory Board, Community First Bank

Greg Cole	Owner, Upstate Electric Motor Service Company
Dr. Don C. Garrison	Retired; formerly President of Tri-County Technical College
John M. Geer, Jr.	Retired, formerly District Manager, Duke Power Company
Lance Gray	Vice President, Gray Mortuary, Inc.
Gary McAlister	Builder, Gary McAlister, LLC
James R. "Jimmy" Rogers	Owner, Rogers Outdoor Equipment, Inc.
Dr. William K. Stringer	Veterinarian, Stringer Animal Hospital

Officers and Employees, Community First Bank

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
John F. Day	Senior Vice President
Larry A. Dellinger	Senior Vice President
Jeffery A. Griffith	Senior Vice President
Benjamin L. Hiott	Senior Vice President
Faye K. Meares	Senior Vice President
David L. Peters	Senior Vice President
Roy W. Phillips, Jr.	Senior Vice President
William M. Steele	Senior Vice President
James A. Atkinson	Vice President/Compliance Officer
Sandra D. Gravley	Vice President/ Loan Operations Officer
Carol G. Wilson	Vice President/ Operations Officer
Shane D. Smith	Vice President/Oconee County
Lori T. Kelley	Branch Manager/Loan Officer
Beverly G. Flavell	Branch Manager/Loan Officer
Scot S. Frith	Branch Manager/Loan Officer
Sheila L. Galloway	Branch Manager/Loan Officer
Andrew Howard	Branch Manager/Loan Officer
J. Andy Machen	Loan Officer
Cynthia J. Smith	Human Resources/ Marketing Officer
Raymond S. Witt	Loan Collections
Kristen E. Alexander	Customer Specialist/Customer Service Representative
Laura L. Adams	Customer Specialist
Eleanor B. Bates	Customer Specialist
Miranda N. Burrell	Customer Specialist
Tracy E. Burrell	Loan Specialist
Paul A. Busey	Mobile Banker/Mortgage Lending
Shirley C. Cagle	Customer Specialist
Mary E. Cannon	Customer Service Representative
Vivian M. Clark	Customer Specialist
Gena C. Crenshaw	Customer Specialist/Customer Service Representative
Olivia N. Cothran	Customer Specialist
Linda L. Dean	Customer Specialist
Carol P. Dyar	Senior Customer Specialist
Melissa J. Edwards	Customer Specialist
Rhonda P. Fowler	Loan Specialist
Patricia A. Feltman	Customer Specialist
Tara A. Gleason	Customer Specialist
Carol A. Greer	Loan Specialist
Elizabeth M. Haney	Customer Specialist
Jessica J. Heath	Customer Specialist
Marie V. Hendrix	Customer Service Representative
Sherry B. Hopkins	Accounting Specialist
Pennie S. Hundley	Mortgage Loan Specialist
Shannan D. Jenkins	Customer Specialist
Susan E. Kaplar	Senior Customer Specialist
Renee J. Kelley	Accounting Specialist
Sandra L. King	Loan Specialist
Sandra T. King	Customer Specialist
Angela E. Langston	Operations Specialist
Tommy R. Lusk	Loan Specialist
Jennifer N. Martin	Senior Customer Specialist
Tracey V. McSwain	Customer Specialist
Sharon K. Miles	Senior Customer Specialist
Judy A. Miller	Senior Customer Specialist
Lisa C. Moore	Customer Service Representative
Sylvia T. Nichols	Operations Specialist
Kathleen A. Omick	Customer Service Representative
Melody A. Lewis-Pritchard	Operations Specialist
Sandra M. Pittman	Customer Specialist
Martha A. Rholetter	Customer Specialist
Kathy M. Rowland	Operations Specialist
Lisa J. Shirley	Operations Specialist
Tonya M. Stamey	Senior Customer Specialist
Beth K. Stroud	Customer Specialist
Sara J. Taylor	Customer Specialist
Patricia A. Vinson	Customer Specialist
Brandi M. Wald	Customer Specialist
Amanda W. Watkins	Customer Specialist
Shirene M. Weatherford	Customer Specialist
Crystal D. White	Customer Service Representative
Lisa A. Wilbanks	Customer Specialist
Mildred K. Williams	Operations Specialist
Joyce C. Winkler	Customer Service Representative
Sherra P. Wood	Customer Service Representative
Wendy G. Workman	Internal Auditor

Stock Transfer Agent

Transfer Online, Inc.
317 SW Alder Street, 2nd Floor
Portland, Oregon 97204
(503) 227-2950
info@transferOnline.com
www.transferOnline.com

Primary Market Maker

Morgan Keegan & Company, Inc.

Stock Symbol - CFOK

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION**. Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691. The Form 10-K is also available on the Securities and Exchange Commission's website at www.sec.gov

COMMUNITY FIRST
BANCORPORATION

Post Office Box 1097
Walhalla, South Carolina 29691
(864) 638-2105